As Filed with the Securities and Exchange Commission on June 11, 2003     Registration No. 333-105237

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TMSF HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)
Delaware	6162	87-0642252
(State or other jurisdiction of incorporation	(Primary Standard Industrial	(I.R.S. Employer Identification
or organization)	Classification Code Number)	Number)

727 West Seventh Street, Suite 850
Los Angeles, California 90017
(213) 234-2400
(Address of Principal Executive Offices)

Raymond Eshaghian, Chief Executive Officer
727 West Seventh Street, Suite 850
Los Angeles, California 90017
(213) 234-2400
(Name, address, including zip code, and telephone number, including area code, of Agent for Service)

Copies to
Thomas J. Poletti, Esq.
Ted Weitzman, Esq.
Kirkpatrick & Lockhart LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA 90067
Telephone (310) 552-5000 Facsimile (310) 552-5001

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Proposed
		Proposed	maximum
		maximum	aggregate
	Amount to be	offering price	offering	Amount of
Title of each class of securities to be registered	registered	per share(1)	price(1)	registration fee

common stock, $.001 par value	1,394,000 shares	$1.00	$1,394,000	$113 *

*	Previously paid.
(1)	Estimated pursuant to Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on the average of the bid and ask prices reported on the OTC Bulletin Board on May 9, 2003.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with |the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
Subject to Completion, Dated June 11, 2003

1,394,000 Shares

TMSF HOLDINGS, INC.

COMMON STOCK

     This prospectus relates to 1,394,000 shares of common stock of TMSF Holdings, Inc. that may be sold from time to time by the selling stockholders named in this prospectus. We will not receive any proceeds from the sales by the selling stockholders.

     Our common stock is traded on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “TMFZ.”

     The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2003

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
SIGNATURES
INDEX TO EXHIBITS
Exhibit 23.1

Prospectus Summary	4
Risk Factors	6
Special Note Regarding Forward-Looking Statements	19
Use of Proceeds	20
Market for Common Stock and Related Stockholder Matters	20
Dividend Policy	20
Capitalization	20
Selected Consolidated Financial Data	21
Management’s Discussion and Analysis of Financial Condition and Results of Operations	22
Business	33
Management	41
Certain Relationships and Related Transactions	44
Principal and Selling Stockholders	45
Description of Capital Stock	47
Shares Eligible for Future Sale	49
Plan of Distribution	49
Legal Matters	50
Experts	51
Additional Information	51
Index to Financial Statements	F-1

     Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

     You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or the common stock is sold.

PROSPECTUS SUMMARY

     This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere in, or incorporated by reference into, this prospectus.

Our Company

     We are a nationwide mortgage banker that originates, finances, and sells conforming and non-conforming mortgage loans secured by single-family residences. Upon origination we sell our loans, on a whole loan basis, for cash to investors who either retain these mortgages for their own portfolio or pool them into mortgage backed securities offered in the financial markets. Since 1996, we have been engaged in origination of specialty products commonly known as Alt-A mortgages for residential borrowers. Recently, we expanded our loan programs to include Type-A loans as well as sub-prime mortgages for borrowers with lower credit ratings.

     We have a wholesale division that solicits business from mortgage brokers and a retail division that markets directly to general public. There are currently over 500 approved brokers who conduct business with us. For the year ended December 31, 2002, we originated approximately $357.7 million of mortgage loans, of which approximately $285.7 million were generated through third party brokers.

     Loan applications are processed and underwritten by us in accordance with established guidelines acceptable to our investors, and are funded directly through third party credit facilities. We do not maintain any loan portfolio for our own account, nor do we service the funded loans. We strive to sell the entire bulk of our funding within 30 to 60 days to investors for a cash premium price. The premium reflects the risk-adjusted value of the loan and is directly related to interest rates and borrower’s credit rating.

The Offering

Common stock offered by selling stockholders	1,394,000 shares
Common stock outstanding	15,000,000 shares
Use of proceeds	We will not receive any proceeds from the sale of the common stock
OTC Bulletin Board	TMFZ

     The above information is based on the number of shares of common stock outstanding as of May 31, 2003.

Additional Information

     We were originally incorporated in Utah under the name Little Creek, Inc. In October through November 2002, we acquired The Mortgage Store Financial, Inc. (“The Mortgage Store”), reincorporated in Delaware and changed our name to TMSF Holdings, Inc. Prior to the acquisition of The Mortgage Store, Little Creek Inc. did not have any significant operational activity. The following discussion pertains to those of The Mortgage Store, our wholly owned subsidiary. Our executive offices are located at 727 Seventh Street, Suite 850, Los Angeles, CA 90017. Our telephone number is (213) 234-2400.

     In this prospectus, the terms “we,” “us,” and “our” refer to TMSF Holdings, Inc., a Delaware corporation, and its consolidated subsidiary, as appropriate in the context, and, unless the context otherwise requires, “common stock” refers to the common stock, par value $0.001 per share, of TMSF Holdings, Inc.

Summary Consolidated Financial Data

     The following table presents summary consolidated financial data for the years ended December 31, 2001 and 2002, which has been derived from our audited consolidated financial statements included elsewhere in this prospectus, and as of March 31, 2003 and for the three months ended March 31, 2002 and 2003, which has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for these periods and our financial condition as of these dates. The selected consolidated financial data does not purport to indicate results of operations as of any future date or for any future period. The summary consolidated financial data has been derived from and should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our audited consolidated financial statements and notes thereto, which are included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,

	2001	2002	2002	2003

			(unaudited)	(unaudited)
Consolidated Statement of Operations Data:
Net revenues	$2,759,660	$6,072,043	$879,362	$3,008,174
Operating expenses	2,627,232	5,051,694	783,144	1,840,379

Operating income	132,428	1,020,349	96,218	1,167,795
Other income (expenses)	(31,250)	(8,794)	4,092	6,863
Provision for income taxes	40,000	423,800	43,000	470,000
Net income	61,178	587,755	57,310	704,658
Preferred stock dividends	(20,000)	(194,873)	(63,375)	—

Net income (loss) available to holders of common stock	$41,178	$392,882	$(6,065)	$704,658

Basic and fully diluted net income (loss) per share	$0.00	$0.04	$(0.81)	$0.05

Basic and fully diluted weighted average shares outstanding	14,210,959	9,569,913	7,500	14,936,364

As of March 31, 2003

(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$—
Mortgage loans held for sale	61,832,260
Total assets	64,956,377
Total liabilities	60,786,072
Total stockholders’ equity	4,170,305

RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

We finance borrowers with lower credit ratings. The subprime loans we originate generally have higher delinquency and default rates than prime mortgage loans, which could result in losses on loans that we are required to repurchase

     We are in the business of originating and selling conforming and non-conforming mortgage loans, which include subprime mortgage loans. Non-conforming mortgage loans generally have higher delinquency and default rates than prime mortgage loans. Delinquency interrupts the flow of projected interest income from a mortgage loan, and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the mortgage loan. Also, our cost of financing a delinquent or defaulted mortgage loan is generally higher than for a performing mortgage loan. We bear the risk of delinquency and default on mortgage loans beginning when we originate them and continuing even after we sell loans. We also reacquire the risks of delinquency and default for mortgage loans that we are obligated to repurchase. Repurchase obligations are typically triggered in loan sale transactions if a loan becomes more than 30 days delinquent on the loan for the first 90 days after transfer date, or in any sale (or securitization if we engage in securitizations in the future) if the loan materially violates our representations or warranties. At December 31, 2001, mortgage loans held for sale included approximately $750,000 of loans to be repurchased. There were no such loans to be repurchased at December 31, 2002. At March 31, 2003, there were $2.8 million of loans to be repurchased. At December 31, 2001, our provision of loss for loans to be repurchased was $195,000; it was zero at December 31, 2002. The provision at March 31, 2003 was also zero due to the fact that we do not expect there will be losses from any said repurchase obligation.

     We attempt to manage these risks with risk-based mortgage loan pricing and appropriate underwriting policies and loan collection methods. However, if such policies and methods are insufficient to control our delinquency and default risks and do not result in appropriate loan pricing, our business, financial condition, liquidity and results of operations could be significantly harmed.

Any substantial economic slowdown could increase delinquencies, defaults and foreclosures and reduce our ability to originate loans

     Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit, decreased real estate values, and an increased rate of delinquencies, defaults and foreclosures. Any material decline in real estate values would increase the loan-to-value ratios (“LTVs”) on mortgage loans that we hold pending sale, weaken our collateral coverage and increase the possibility of a loss if a borrower defaults. Many of the mortgage loans that we originate are to borrowers who make little or no down payment, resulting in higher LTVs. A lack of equity in the home may reduce the incentive a borrower has to meet his payment obligations during periods of financial hardship, which might result in higher delinquencies, defaults and foreclosures. These factors would reduce our ability to originate mortgage loans. In addition, mortgage loans that we originate during an economic slowdown may not be as valuable to us because potential purchasers of our mortgage loans might reduce the premiums they pay for the loans to compensate for any increased risks arising during such periods. Any sustained increase in delinquencies, defaults or foreclosures are likely to significantly harm the pricing of our future mortgage loan sales and also our ability to finance our mortgage loan originations.

An increase in interest rates could result in a reduction in our mortgage loan origination volumes, an increase in delinquency, default and foreclosure rates and a reduction in the value of and income from our loans

     The following are some of the risks we face related to an increase in interest rates:

•	A substantial and sustained increase in interest rates could harm our ability to originate mortgage loans because refinancing an existing mortgage loan would be less attractive and qualifying for a purchase mortgage loan may be more difficult.

•	Existing borrowers with adjustable-rate mortgages may incur higher monthly payments as the interest rate increases, which may lead to higher delinquency and default rates.

•	If prevailing interest rates increase after we fund a mortgage loan, the value that we receive upon the sale or any securitization of the mortgage loan decreases.

•	The cost of financing our mortgage loans prior to sale is based primarily upon the prime rate of interest. The interest rates we charge on our mortgage loans are based, in part, upon prevailing interest rates at the time of origination, and the interest rates on all of our mortgage loans are fixed for at least the first two or three years. If the prime rate of interest increases after the time of loan origination, our net interest income—which represents the difference between the interest rates we receive on our mortgage loans pending sale and our prime rate-based cost of financing such loans—will be reduced.

     Accordingly, our business, financial condition, liquidity and results of operations may be significantly harmed as a result of increased interest rates.

We face intense competition that could adversely impact our market share and our revenues

     We face intense competition from finance and mortgage banking companies, Internet-based lending companies where entry barriers are relatively low, and, to a growing extent, from traditional bank and thrift lenders that have entered the non-conforming and subprime mortgage industry. As we seek to expand our business further, we will face a significant number of additional competitors, many of whom will be well established in the markets we seek to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do, and have far greater financial and other resources.

     The government-sponsored entities Fannie Mae and Freddie Mac are also expanding their participation in the mortgage industry. These government-sponsored entities have a size and cost-of-funds advantage that allows them to purchase mortgage loans with lower rates or fees than we are willing to offer. While the government-sponsored entities presently do not have the legal authority to originate mortgage loans, including subprime mortgage loans, they do have the authority to buy mortgage loans. A material expansion of their involvement in the market to purchase non-conforming and subprime mortgage loans could change the dynamics of the industry by virtue of their sheer size, pricing power and the inherent advantages of a government charter. In addition, if as a result of their purchasing practices, these government-sponsored entities experience significantly higher-than-expected losses, such experience could adversely affect the overall investor perception of the subprime mortgage industry.

     The intense competition in the non-conforming and subprime mortgage industries has also led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current retail and wholesale structure and information systems to compete effectively. Our inability to continue enhancing our current Internet capabilities, or to adapt to other technological changes in the industry, could significantly harm our business, financial condition, liquidity and results of operations.

     Competition in the industry can take many forms, including interest rates and costs of a mortgage loan, less stringent underwriting standards, convenience in obtaining a mortgage loan, customer service, amount and term of a mortgage loan and marketing and distribution channels. The need to maintain mortgage loan volume in this competitive environment creates a risk of price competition in the non-conforming and subprime mortgage industries. Price competition could cause us to lower the interest rates that we charge borrowers, which could lower the value of our mortgage loans. If our competitors adopt less stringent underwriting standards we will be pressured to do so as well, which would result in greater loan risk without compensating pricing. If we do not relax underwriting standards in response to our competitors, we may lose market share. Any increase in these pricing and underwriting pressures could reduce the volume of our mortgage loan originations and sales and significantly harm our business, financial condition, liquidity and results of operations.

Our business may be significantly harmed by a slowdown in the economy of California, where we conduct a significant amount of business

     Since inception, a significant portion of the mortgage loans we have originated have been secured by property in California. For the three months ended March 31, 2003 and the years ended December 31, 2001 and 2002, approximately 93%, 94% and 91%, respectively, of the loans we originated were collaterized by property located in California. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster that is not covered by standard homeowners’ insurance policies, such as an earthquake, in California could decrease the value of mortgaged properties in California. This, in turn, would increase the risk of delinquency, default or foreclosure on mortgage loans in our portfolio or that we have sold to others. This could restrict our ability to originate or sell mortgage loans, and significantly harm our business, financial condition, liquidity and results of operations.

Our business requires a significant amount of cash and if it is not available our business will be significantly harmed

     Our primary source of cash is our existing warehouse credit facilities and the proceeds from the sales of our mortgage loans. We require substantial cash to fund our mortgage loan originations, to pay our mortgage loan origination expenses and to hold our mortgage loans pending sale. Our warehouse credit facilities also require us to observe certain financial covenants, including the maintenance of certain levels of cash and general liquidity.

     As of March 31, 2003, we financed substantially all of our existing loans through two separate warehouse credit facility. The provider of one of these facilities discontinued its operations in April 2003 and we entered into an additional facility in May 2003. Our existing facilities are cancelable by the lender for cause at any time and has a renewable, one-year term. We are negotiating new facilities with separate lenders with total credit line availability exceeding that of the terminated line. Because these are short-term commitments of capital, the lenders may respond to market conditions, which may favor an alternative investment strategy for them, making it more difficult for us to secure continued financing. If we are not able to renew our existing warehouse credit facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any of these facilities, we will have to curtail our mortgage loan origination activities. This would result in decreased revenues and profits from mortgage loan sales.

     In addition, during the three months ended March 31, 2003 and the years ended December 31, 2000, 2001, and 2002, we had negative operating cash flow of approximately $21 million, $11 million, $3 million, and $67 million, respectively, which resulted from the use of approximately $192 million, $54 million, $161 million, and $358 million, respectively, of cash for new loan originations offset by cash proceeds from the sale of loans of $172 million, $43 million, $158 million, and $290 million, respectively. The timing of our mortgage loan dispositions (which are periodic) is not always matched to the timing of our expenses (which are continuous). This requires us to maintain significant levels of cash to maintain acceptable levels of liquidity. Any decrease in demand in the whole mortgage loan market such that we are unable to timely and profitably sell our mortgage loans would inhibit our ability to meet our liquidity demands.

Our existing warehouse credit facilities contain covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues

     Our existing warehouse credit facilities contain extensive restrictions and covenants that, among other things, require us to satisfy specified financial, asset quality and loan performance tests. If we fail to meet or satisfy any of these covenants, we would be in default under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their interests against collateral pledged under such agreements and restrict our ability to make additional borrowings. Our existing agreements also contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default.

     The covenants and restrictions in our warehouse credit facilities may restrict our ability to, among other things:

•	incur additional debt;

•	make certain investments or acquisitions;

•	repurchase or redeem capital stock;

•	engage in mergers or consolidations;

•	finance mortgage loans with certain attributes;

•	reduce liquidity below certain levels; and

•	hold mortgage loans for longer than established time periods.

     These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may significantly harm our business, financial condition, liquidity and results of operations.

If we do not manage our growth effectively, our financial performance could be harmed

     In recent years, we have experienced rapid growth that has placed, and will continue to place, certain pressures on our management, administrative, operational and financial infrastructure. As of December 31, 2001, we had 18 employees, and by March 31, 2003, we had more than 84 employees. Many of our current employees have very limited experience with us and a limited understanding of our systems and controls. The increase in the size of our operations may make it more difficult for us to ensure that we originate quality mortgage loans and that we service them effectively. We will need to attract and hire additional sales and management personnel in an intensely competitive hiring environment in order to preserve and increase our market share. At the same time, we will need to continue to upgrade and expand our financial, operational and managerial systems and controls. We also intend to continue to grow our business in the future, which could require capital, systems development and human resources beyond what we currently have. We cannot assure you that we will be able to:

•	meet our capital needs;

•	expand our systems effectively;

•	allocate our human resources optimally;

•	identify and hire qualified employees;

•	satisfactorily perform our servicing obligations; or

•	incorporate effectively the components of any businesses that we may acquire in our effort to achieve growth.

     The failure to manage growth effectively would significantly harm our business, financial condition, liquidity and results of operations.

The inability to attract and retain qualified employees could significantly harm our business

     We depend upon our wholesale account executives and retail mortgage loan officers to attract borrowers by, among other things, developing relationships with financial institutions, other mortgage companies and brokers, real estate agents, borrowers and others. We believe that these relationships lead to repeat and referral business.

The market for skilled executive officers, account executives and loan officers is highly competitive and historically has experienced a high rate of turnover. In addition, if a manager leaves our company there is an increased likelihood that other members of his or her team will follow. Competition for qualified account executives and loan officers may lead to increased hiring and retention costs. If we are unable to attract or retain a sufficient number of skilled account executives at manageable costs, we will be unable to continue to originate quality mortgage loans that we are able to sell for a profit, which will reduce our revenues.

An interruption in or breach of our information systems may result in lost business

     We rely heavily upon communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of mortgage loan production, that reliance will increase. Any failure or interruption or breach in security of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer mortgage loan applications being received and slower processing of applications. We cannot assure you that such failures or interruptions will not occur or if they do occur that they will be adequately addressed by us or the third parties on which we rely. The occurrence of any failures or interruptions could significantly harm our business.

Terrorist attacks or military actions may adversely affect our financial results

     The effects that terrorist attacks in the United States or other incidents and related military action, or the result of the military actions by the U.S. and Coalition forces in Iraq or other regions, may have on our ability to originate mortgages on the values of the mortgaged properties can not be determined at this time. As a result of terrorist activity and military action, there may be a reduction in the new mortgages, which will adversely affect our ability to expand our mortgage originations. These potential consequences of terrorist attacks or military action will have an adverse affect on our financial results. Federal agencies and non-governmental lenders have, and may continue to, defer, reduce or forgive payments and delay foreclosure proceedings in respect of loans to borrowers affected in some way be recent and possible future events. In addition, activation of a substantial number of U.S. military reservists or members of the National Guard may significantly increase the proposition of mortgage loans whose mortgage rates are reduced by the application of the Soldiers’ and Sailors’ Civil Relief Act of 1940 or similar state laws, and neither the master service nor the services will be required to advance for any interest shortfall caused by any such reduction.

The success and growth of our business will depend upon our ability to adapt to and implement technological changes

     Our mortgage loan origination business is currently dependent upon our ability to effectively interface with our brokers, borrowers and other third parties and to efficiently process loan applications and closings. The origination process is becoming more dependent upon technological advancement, such as the ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other customer-expected conveniences that are cost-efficient to our process. Implementing this new technology and becoming proficient with it may also require significant capital expenditures. As these requirements increase in the future, we will have to fully develop these technological capabilities to remain competitive or our business will be significantly harmed.

If we are unable to maintain and expand our network of independent brokers, our loan origination business will decrease

     A significant majority of our originations of mortgage loans comes from independent brokers. In 2001, 79% of our loan originations were originated through approximately 100 brokers. In 2002, 80% of our loan originations were originated through approximately 150 brokers. For the three months ended March 31, 2003, 83% of our loan obligations were originated through approximately 140 brokers; one broker represented approximately 19% of our loan originations and no other broker represented more than 5% of our loan originations. Our brokers are not contractually obligated to do business with us. Further, our competitors also have relationships with our brokers and actively compete with us in our efforts to expand our broker networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker networks, the failure of which could significantly harm our business, financial condition, liquidity and results of operations.

Our financial results fluctuate as a result of seasonality and other timing factors, which makes it difficult to predict our future performance and may affect the price of our common stock

     Our business is generally subject to seasonal trends. These trends reflect the general pattern of housing sales, which typically peak during the spring and summer seasons. Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future, reflecting the seasonality of the industry. Further, if the closing of a sale of mortgage loans is postponed, the recognition of gain from the sale is also postponed. If such a delay causes us to recognize income in the next quarter, our results of operations for the previous quarter could be significantly depressed. If our results of operations do not meet the expectations of our stockholders and securities analysts, then the price of our common stock may decrease.

We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and our employees

     When we originate mortgage loans, we rely heavily upon information supplied by third parties including the information contained in the mortgage loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to mortgage loan funding, the value of the mortgage loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the mortgage broker, another third party or one of our own employees, we generally bear the risk of loss associated with the misrepresentation. A mortgage loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation. Even though we may have rights against persons and entities who made or knew about the misrepresentation, such persons and entities are often difficult to locate and it is often difficult to collect any monetary losses that we have suffered from them.

     We have controls and processes designed to help us identify misrepresented information in our loan origination operations. We cannot assure you, however, that we have detected or will detect all misrepresented information in our loan originations.

     We are subject to losses due to fraudulent and negligent acts in other parts of our operations. If we experience a significant number of such fraudulent or negligent acts, our business, financial condition, liquidity and results of operations would be significantly harmed.

Defective mortgage loans may harm our business

     In connection with the sale of our mortgage loans, we are required to make a variety of customary representations and warranties regarding our company and the mortgage loans. We are subject to these representations and warranties for the life of the mortgage loan and they relate to, among other things:

•	compliance with laws;

•	regulations and underwriting standards;

•	the accuracy of information in the mortgage loan documents and mortgage loan file; and

•	the characteristics and enforceability of the mortgage loan.

     A mortgage loan that does not comply with these representations and warranties may be unsaleable or saleable only at a discount, and, if such a mortgage loan is sold before we detect a non-compliance, we may be obligated to repurchase the mortgage loan and bear any associated loss directly, or we may be obligated to indemnify the purchaser against any such losses. We believe that we have qualified personnel at all levels and have established controls to ensure that all mortgage loans are originated to the market’s requirements, but we cannot assure you that we will not make mistakes, or that certain employees will not deliberately violate our lending policies. We seek to minimize losses from defective mortgage loans by correcting flaws if possible and selling or re-selling such mortgage loans. We also create allowances to provide for defective mortgage loans in our financial statements. We cannot assure you, however, that losses associated with defective mortgage loans will not harm our results of operations or financial condition.

If the prepayment rates for our mortgage loans are higher than expected, our results of operations may be significantly harmed

     When a borrower pays off a mortgage loan prior to the loan’s scheduled maturity, the impact on us depends upon when such payoff or “prepayment” occurs. Our prepayment losses generally occur after we sell (or securitize in the future) our mortgage loans and the extent of our losses depends on when the prepayment occurs. If the prepayment occurs within 12 to 18 months following a whole mortgage loan sale, we may have to reimburse the purchaser for all or a portion of the premium paid by the purchaser for the mortgage loan, again resulting in a loss of our profit on the mortgage loan.

     Prepayment rates on mortgage loans vary from time to time and tend to increase during periods of declining interest rates. We seek to minimize our prepayment risk through a variety of means, including originating a significant portion of mortgage loans with prepayment penalties with terms of two to five years. No strategy, however, can completely insulate us from prepayment risks, whether arising from the effects of interest rate changes or otherwise. See “ Statutory and Regulatory Risks “ below for a discussion of statutes related to prepayment penalties.

Statutory and Regulatory Risks

The nationwide scope of our operations exposes us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state and local levels

     Because we originate mortgage loans on a national basis, we must comply with a multitude of extensive federal and state laws and regulations, as well as judicial and administrative decisions of all jurisdictions. The volume of new or modified laws and regulations has increased in recent years, and, in addition, individual cities and counties have begun to enact laws that restrict subprime mortgage loan origination activities in those cities and counties. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, in direct conflict with each other. As our operations continue to grow, it may be more difficult to comprehensively identify, to accurately interpret and to properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with these laws and regulations. At the federal level, these laws and regulations include:

•	the Equal Credit Opportunity Act;

•	the Federal Truth in Lending Act and Regulation Z;

•	the Home Ownership and Equity Protection Act;

•	the Real Estate Settlement Procedures Act;

•	the Fair Credit Reporting Act;

•	the Fair Debt Collection Practices Act;

•	the Home Mortgage Disclosure Act;

•	the Fair Housing Act; and

•	the Gramm-Leach-Bliley Act.

     These laws and regulations among other things:

•	impose licensing obligations and financial requirements on us;

•	limit the interest rates, finance charges, and other fees that we may charge;

•	prohibit discrimination;

•	impose underwriting requirements;

•	mandate disclosures and notices to consumers; and

•	in some cases, impose assignee liability on the entities that purchase our mortgage loans or on us for loans we purchase.

     Our failure to comply with these laws can lead to:

•	civil and criminal liability;

•	loss of approved status;

•	demands for indemnification or loan repurchases from purchasers of our loans;

•	class action lawsuits; and

•	administrative enforcement actions.

New areas of regulation

     Regulatory and legal requirements are subject to change, making our compliance more difficult or expensive, or otherwise restricting our ability to conduct our business as it is now conducted. In particular, federal, state and local governments have become more active in the consumer protection area in recent years. For example, the federal Gramm-Leach-Bliley financial reform legislation imposes additional privacy obligations on us with respect to our applicants and borrowers. Several states are also considering adopting privacy legislation. In addition, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices. The federal Home Ownership and Equity Protection Act (“HOEPA”) identifies a category of mortgage loans and subjects such loans to restrictions not applicable to other mortgage loans. Loans subject to HOEPA consist of loans on which certain points and fees or the annual percentage rate (“APR”) exceed specified levels. Liability for violations of applicable law with regard to loans subject to HOEPA would extend not only to us, but to the purchasers of our loans as well. We generally do not make loans that are subject to HOEPA because the purchasers of our loans and/or the lenders that provide financing for our loan origination operations do not want to purchase or finance such loans. On October 1, 2002, the APR and “points and fees” thresholds for determining loans subject to HOEPA were lowered, thereby expanding the scope of loans subject to HOEPA. We anticipate that we will continue to avoid making loans subject to HOEPA, and the lowering of the thresholds beyond which loans become subject to HOEPA may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do make. If we decide to relax our restrictions on loans subject to HOEPA because the purchasers of our loans and/or the lenders that provide financing for our loan origination operations relax their restrictions, we will be subject to greater risks for actual or perceived non-compliance with HOEPA and other applicable laws, including demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits and administrative enforcement actions.

     Laws, rules and regulations have been adopted, or are under consideration, at the state and local levels that are similar to HOEPA in that they impose certain restrictions on loans on which certain points and fees or the APR exceeds specified thresholds. The restrictions include prohibitions on “steering” borrowers into loans with high interest rates and away from more affordable products, selling unnecessary insurance to borrowers, “flipping” or repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans. Compliance with some of these restrictions requires lenders to make subjective judgments, such as whether a loan will provide a “net tangible benefit” to the borrower. These restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation.

     Although it is against our policy to engage in such practices, we have generally avoided originating loans that exceed the APR or “points and fees” thresholds of these laws, rules and regulations, because the companies that buy our loans and/or provide financing for our loan origination operations generally do not want to buy or finance such loans. To the extent we do have financing and purchasers for such loans, we have, on a limited basis, begun to make loans which exceed the APR or “points and fees” thresholds of these laws, rules and regulations. The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for subprime loans, making it difficult to fund, sell or securitize any of our loans. If we decide to further relax our restrictions on loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with such laws, rules and regulations, including demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages and administrative enforcement actions. If nothing else, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements.

     On July 1, 2002, “predatory” lending legislation of the type described above became effective in California. As with other “predatory” lending laws, the California legislation imposes restrictions on loans which exceed “points and fees” or APR thresholds defined in the law. As of the date of this prospectus, this law had not had, and in the future we do not expect it to have, a significant impact on the value or volume of our loan production in California.

Yield spread premiums

     A substantial portion of our mortgage loans are originated through independent mortgage brokers. Mortgage brokers provide valuable services in the loan origination process and are compensated for their services by receiving fees on loans. Brokers may be paid by the borrower, the lender or both. If a borrower cannot or does not want to pay the mortgage broker’s fees directly, the loan can be structured so that the mortgage broker’s fees are paid from the proceeds of the loan, or the loan can provide for a higher interest rate or higher fees to the lender. The increased value of a loan with a higher interest rate enables the lender to pay all or a portion of the broker’s compensation. This form of compensation is often referred to as a “yield spread premium.” Regardless of its label or method of calculation, the payment is intended to compensate the broker for the services actually performed and the facilities actually provided. Competitive forces currently demand that we pay mortgage brokers yield spread premiums on many of the loans we originate. The federal Real Estate Settlement Procedures Act (“RESPA”) prohibits the payment of fees for the mere referral of real estate settlement service business. This law does permit the payment of reasonable value for services actually performed and facilities actually provided unrelated to the referral. On September 18, 2002, the Eleventh Circuit Court of Appeals issued a decision in Heimmermann v. First Union Mortgage Corp. which reversed the court’s earlier decision in Culpepper v. Irwin Mortgage Corp. in which the court found the yield spread premium payments received by a mortgage broker to be unlawful per se under RESPA. Subsequent appellate court decisions have held similarly. The Department of Housing and Urban development (“HUD”) had responded to the Culpepper decision by issuing a policy statement (2001-1) taking the position that lender payments to mortgage brokers, including yield spread premiums, are not per se illegal. The Heimmermann decision eliminated a conflict that had arisen between the Eleventh Circuit and the Eighth and Ninth Circuit Courts of Appeals, with the result that all federal circuit courts which have considered the issue have aligned with the HUD policy statement and found that yield spread premiums are not prohibited per se. If other circuit courts that have not yet reviewed this issue disagree with the Heimmermann decision, there could be a substantial increase in litigation regarding lender payments to brokers and in the potential costs of defending these types of claims and in paying any judgments that might result.

Stockholder refusal to comply with regulatory requirements may interfere with our ability to do business in certain states

     Some states in which we operate may impose regulatory requirements on our officers and directors and persons holding certain amounts, usually 10% or more, of our common stock. If any person holding such an amount of our stock fails to meet or refuses to comply with a state’s applicable regulatory requirements for mortgage lending, we could lose our authority to conduct business in that state.

We may be subject to fines or other penalties based upon the conduct of our independent brokers

     The mortgage brokers from which we obtain loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, increasingly federal and state agencies have sought to impose such assignee liability. Recently, for example, the United States Federal Trade Commission (“FTC”) entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its mortgage loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The United States Justice Department in the past has sought to hold a subprime mortgage lender responsible for the pricing practices of its mortgage brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. Accordingly, we may be subject to fines or other penalties based upon the conduct of our independent mortgage brokers.

When we are no longer able to rely on the Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment penalties, we may be unable to compete effectively with financial institutions that are exempt from such restrictions

     The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the loan. A prepayment penalty payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early payoff. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment penalty, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan which has a prepayment penalty. Prepayment penalties are an important feature to obtain value on certain of the mortgage loans we originate.

     Certain state laws restrict or prohibit prepayment penalties on mortgage loans, and we have relied on the federal Alternative Mortgage Transactions Parity Act (the “Parity Act”) and related rules issued in the past by the Office of Thrift Supervision (the “OTS”) to preempt state limitations on prepayment penalties. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption which federally chartered depository institutions enjoy. The elimination of this federal preemption could significantly harm our ability to compete effectively in the origination of mortgage loans with financial institutions that will continue to enjoy federal preemption of state restrictions on prepayment penalties. The effective date of the new rule, originally January 1, 2003, was subsequently extended by the OTS until July 1, 2003 in response to concerns from interested parties about the burdens associated with compliance. The elimination of this federal preemption will require us to comply with state restrictions on prepayment penalties. This may place us at a competitive disadvantage relative to financial institutions that will continue to enjoy federal preemption of such state restrictions because such institutions will be able to charge prepayment penalties without regard to state restrictions and thereby may be able to offer loans with interest rate and loan fee structures that are more attractive than we are able to offer.

The increasing number of federal, state and local “anti-predatory lending” laws may restrict our ability to originate or increase our risk of liability with respect to certain mortgage loans and could increase our cost of doing business

     In recent years, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices. These laws, rules and regulations impose certain restrictions on loans on which certain points and fees or the annual percentage rate (“APR”) exceeds specified thresholds. Some of these restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of mortgage loans, regardless of whether a purchaser knew of or participated in the violation.

     Although it is against our policy to engage in predatory lending practices, we have generally avoided originating loans that exceed the APR or “points and fees” thresholds of these laws, rules and regulations, because the companies that buy our mortgage loans and/or provide financing for our mortgage loan origination operations generally do not want to buy or finance such loans. To the extent we do have financing and purchasers for such mortgage loans, we have, on a limited basis, begun to make mortgage loans which exceed the APR or “points and fees” thresholds of these laws, rules and regulations. The continued enactment of these laws, rules and regulations may prevent us from making certain mortgage loans and may cause us to reduce the APR or the points and fees on mortgage loans that we do make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for subprime mortgage loans, making it difficult to fund, sell (or securitize in the future) any of our mortgage loans. If we decide to relax further our restrictions on mortgage loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with such laws, rules and regulations, including demands for indemnification or mortgage loan repurchases from our lenders and mortgage loan purchasers, class action lawsuits, increased defenses to foreclosure of individual mortgage loans in default, individual claims for significant monetary damages, and administrative enforcement actions. If nothing else, the growing number of these laws, rules and regulations will increase our cost of doing business, as we are required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements. Any of the foregoing could significantly harm our business, financial condition, liquidity and results of operations.

Licensing

     As of the date of this prospectus, we were licensed (or exempt from licensing requirements) by the relevant governmental agencies in about 36 states and in the District of Columbia to originate first and second priority mortgages.

Risks Related to Our Capital Structure

There is no assurance of an established public trading market

     Although our common stock trades on the OTC Bulletin Board, a regular trading market for the securities may not be sustained in the future. Nasdaq has enacted recent changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The effect on the OTC Bulletin Board of these rule changes and other proposed changes can not be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the Nasdaq’s automated quotation system (the “Nasdaq Stock Market”). Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers, as are those for the Nasdaq Stock Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price.

     Market prices for our common stock will be influenced by a number of factors, including:

•	the issuance of new equity securities pursuant to a future, offering;

•	changes in interest rates;

•	competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	change in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and the non-conforming and subprime mortgage industries generally; and

•	general economic and other national conditions.

Sales of additional common stock may adversely affect our market price

     The sale or the proposed sale of substantial amounts of our common stock in the public market could materially adversely affect the market price of our common stock or other outstanding securities. As of the date of this prospectus, Raymond Eshaghian, our Chief Executive Officer, beneficially owns 9,500,000 shares of our common stock and four other stockholders, including M. Aaron Yashouafar, one of our directors, beneficially own 5,000,000 shares of our common stock, and these five stockholders have the right to require us to register their respective shares. The sale of a large amount of shares by one or more of the five stockholders, or the perception that such sales may occur, could adversely affect the market price for our common stock. In addition, we expect that the legal, accounting, and other costs associated with the registration of those shares will be substantial.

Our common stock is considered a “penny stock”

     Our common stock is considered to be a “penny stock” because it meets one or more of the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Securities Exchange Act of 1934, as amended. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the NASDAQ Stock Market, or even if so, has a price less than five dollars ($5.00) per share; or (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the stock but must trade it on an unsolicited basis.

Broker-dealer requirements may affect trading and liquidity

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.

     Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be “penny stock.” Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

The shares of our common stock will be subordinate to the rights of our wholly owned operating subsidiary’s existing and future creditors

     We are a holding company and our only assets are the shares of capital stock of our wholly owned operating subsidiary, The Mortgage Store. As a holding company without independent means of generating operating revenues, we depend upon dividends and other payments from The Mortgage Store to fund our obligations and meet our cash needs. Our expenses may include the salaries of our executive officers, insurance and professional fees. Financial covenants under the existing or future loan agreements of The Mortgage Store, or provisions of the California Corporations Code, may limit The Mortgage Store’s ability to make sufficient dividend or other payments to us to permit us to fund our obligations or meet our cash needs, in whole or in part. By virtue of this holding-company structure, the shares of our common stock purchased in this offering will be structurally junior in right of payment to all existing and future liabilities of The Mortgage Store.

Risks of unknown liabilities as a result of reverse merger

     We became a publicly traded company through a reverse merger with an unrelated company, which had prior operations in an unrelated business. There may be potential liabilities incurred by the prior business, which are unknown to us for which we may be held liable. We have no insurance for liabilities incurred as a result of business conducted prior to the reverse merger.

Control by officer, director and majority stockholder

     We are controlled by Raymond Eshaghian, who beneficially owns 63.3% of our outstanding common stock as of May 31, 2003. Mr. Eshaghian serves as our Chief Executive Officer and a member of our Board of Directors. As a result, Mr. Eshaghian is able to (i) elect a majority of our Board of Directors, (ii) approve the sale of our assets, mergers and other business combination transactions and (iii) direct and control our operations, policies, and business decisions.

Some provisions of our certificate of incorporation and bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price

     Some of the provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.

     For example, our certificate of incorporation authorizes the board of directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock will be outstanding upon the closing of this offering and we have no present plans for the issuance of any preferred stock. The issuance of any preferred stock, however, could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

     In addition, we are also subject to Section 203 of the Delaware General Corporation Law that, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our certificate of incorporation and bylaws, as well as Section 203 of the Delaware General

Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if such things would be in the best interests of our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus contains statements relating to our future business and/or results, including, without limitation, the statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements include certain projections and business trends that are “forward-looking” within the meaning of the United States Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words like “may,” “will,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results will differ, and may differ materially, from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under “Risk Factors” and those detailed from time to time in our filings with the SEC, and include, among others, the following:

•	changes in demand for mortgage loans due to fluctuations in the real estate market, interest rates or the market in which we sell our loans;

•	changes in government regulations that affect our ability to originate mortgage loans;

•	changes in the credit markets, which affect our ability to borrow money to originate mortgage loans;

•	the degree and nature of our competition;

•	our ability to employ and retain qualified employees; and

•	the other factors referenced in this prospectus, including, without limitation, under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

     These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or to the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. These forward-looking statements are made only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     Our common stock is currently quoted on the OTC Bulletin Board under the symbol “TMFZ.” Although shares of our common stock have been quoted on the OTC Bulletin Board since April 24, 2001, there was no public market activity prior to the quarter ended December 31, 2002. During the quarter ended December 31, 2002, the high and low closing price of our common stock was $0.40 and $0.15, respectively, and during the quarter ended March 31, 2003, the high and low closing price of our common stock was $0.15 and $1.25, respectively. The quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions in an established trading market. No assurance can be given that any public market activity for our common stock will continue to develop or be maintained.

     As of May 31, 2003, there were approximately 100 holders of record of our common stock (including holders who are nominees for an undetermined number of beneficial owners). These figures do not include beneficial owners who hold shares in nominee name. As of May 31, 2003, the closing sales price of our common stock as reported on the OTC Bulletin Board was $.70 per share.

DIVIDEND POLICY

     We have not declared or paid any cash dividends on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant.

CAPITALIZATION

     The following table presents the actual capitalization of our Company as of March 31, 2003. You should read this table in conjunction with our consolidated financial statements and the related notes thereto, and the other financial information included elsewhere in this Prospectus.

As of March 31,
2003
(unaudited)

Stockholders’ equity:
Preferred stock, par value $0.001 per share, 10,000,000 shares authorized; no shares issued and outstanding	$—
Common stock, par value $0.001 per share, 100,000,000 shares authorized; 15,000,000 (unaudited) shares issued and outstanding	15,000
Additional paid-in capital	3,043,182
Retained earnings	1,112,123

Total stockholders’ equity	$4,170,305

Total capitalization	$4,170,305

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with our audited consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated financial data for the years ended December 31, 2001 and 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of March 31, 2003 and for the three months ended March 31, 2002 and 2003 is derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for these periods and our financial condition as of these dates. The selected consolidated financial data does not purport to indicate results of operations as of any future date or for any future period.

	Year Ended December 31,		Three Months Ended March 31,

	2001	2002	2002	2003

			(unaudited)	(unaudited)
Consolidated Statement of Operations Data:
Net revenues	$2,759,660	$6,072,043	$879,362	$3,008,174
Operating expenses	2,627,232	5,051,694	783,144	1,840,379

Operating income	132,428	1,020,349	96,218	1,167,795
Other income (expenses)	(31,250)	(8,794)	4,092	6,863
Provision for income taxes	40,000	423,800	43,000	470,000
Net income	61,178	587,755	57,310	704,658
Preferred stock dividends	(20,000)	(194,873)	(63,375)	—

Net income (loss) available to holders of common stock	$41,178	$392,882	$(6,065)	$704,658

Basic and fully diluted net income (loss) per share	$0.00	$0.04	$(0.81)	$0.05

Basic and fully diluted weighted average shares outstanding	14,210,959	9,569,913	7,500	14,936,364

As of March 31, 2003

(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$—
Mortgage loans held for sale	61,832,260
Total assets	64,956,377
Total liabilities	60,786,072
Total stockholders’ equity	4,170,305

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results could differ materially from those set forth as a result of general economic conditions and changes in the assumptions used in making such forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read together with the audited consolidated financial statements and accompanying notes and the other financial information appearing else where in this prospectus.

General

     We are a financial holding company previously operating as Little Creek, Inc. In October through November 2002, we acquired The Mortgage Store—a nationwide mortgage lender—and changed our name to TMSF Holdings, Inc. Prior to the acquisition of The Mortgage Store, Little Creek, Inc. did not have any significant operational activity. The following discussion pertains to those of The Mortgage Store, our wholly owned subsidiary.

     We are a nationwide mortgage banker that originates, finances, and sells conforming and non-conforming mortgage loans secured by single-family residences.

     We originate our loans primarily through independent mortgage brokers across the United States and, to a lesser extent, through our direct sales force in our retail offices. We primarily sell our loans in whole loan transactions and currently do not retain any interest in the servicing of the loans. We may retain servicing of the loans and securitize our loans in the future.

     The following table sets forth our results of operations for the periods indicated. All figures except number of shares and per share data are in thousands.

				Three Months Ended
	Year Ended December 31,			March 31,

	2000	2001	2002	2002	2003

Consolidated Statement of Operations Data:
Revenue
Income from sales of loans	$1,886	$5,944	$11,338	$1,527	$6,134
Mortgage interest income	197	1,007	2,255	276	1,309
Commission fee income	24	47	66	45	2

Total revenue	2,107	6,998	13,659	1,848	7,445
Cost of sales
Commission expense	911	2,884	5,129	653	2,922
Warehouse interest expense	210	969	1,749	200	1,259
Other closing expenses	137	386	709	116	256

Total cost of sales	1,258	4,239	7,587	969	4,437

Gross profit	849	2,759	6,072	879	3,008

Operating expenses
Salaries and wages	322	999	2,875	343	1,216
Occupancy	53	143	206	32	143
General and administrative	307	1,263	1,753	236	481
Loss from real estate owned	0	222	218	172	0

Total operating expenses	682	2,627	5,052	783	1,840

	Year Ended December 31,			Three Months Ended March 31,

	2000	2001	2002	2002	2003

Income from operations	167	132	1,020	96	1,168
Other income (losses)	11	(31)	(9)	4	7

Income before tax	178	101	1,011	100	1,175

Provision for income tax	44	40	424	43	470

Net income	$134	$61	$588	$57	$705

	As of December 31,

	2000	2001	2002	As of March 31, 2003

Consolidated Balance Sheet Data:
Cash and cash equivalents	$111	$1,249	$732	$—
Mortgage loans held for sale	11,433	14,917	83,082	61,832
Total assets	12,131	16,598	86,305	64,956
Total liabilities	11,531	14,909	82,848	60,786
Total stockholders’ equity	600	1,690	3,457	4,170

Revenue Model

     Our operations generate revenues in three ways:

•	Income from sales of mortgage loans. We generate income from sales of mortgage loans by selling the mortgage loans we originate for a premium. This accounts for a substantial percentage of our revenues.

•	Mortgage interest income. We generate mortgage interest income on mortgage loans held for sale from the time we originate the loan until the time we sell the loan. This mortgage interest income is partially offset by our borrowing costs under our warehouse facilities.

•	Commission fee income. To a lesser extent we generate commission fee income from our retail origination and lending activities.

Financial Highlights

     Our operations consist primarily of originating loans that we pool and sell in the secondary markets. We analyze and group our loans together in an attempt to maximize our profit from the sale of each class of mortgages. To date, all of our loan sales have been structured as whole loan sales where we dispose of our entire interest in the loans and produce immediate cash proceeds. However, in the future we may determine that other strategies such as securitization or retaining servicing rights may be more profitable and we may begin to engage in those activities.

     Our recent financial highlights include:

•	Loan originations. For the three months ended March 31, 2003 we funded $171.9 million of loans compared to $52.2 million for the same period in 2002. Our wholesale channel, which originates loans through independent mortgage brokers, originated $138.3 million of loans in first quarter 2003 and $30.4 million in comparable period in 2002. Our funding capabilities in the first quarter of 2003 was impacted significantly by the loss of our warehouse facility with Imperial Warehouse Finance due to the lender discontinuing its operations.

•	Whole loan sales - cash income from sales. For the quarter ended March 31, 2003 we sold $191.8 million of loans compared to $38.1 million during comparable period in 2002. Our revenue from sales of loan increased 307% to $6.1 million during three months ended March 31, 2003 compared to $1.5 million for the same period in 2002. The weighted average premium collected from sales of loans in this period was 2.4% compared to 2.0% in 2002.

Accounting for Our Mortgage Loan Sales

     When we sell our mortgage loans in whole loan sale transactions, we dispose of our entire interest in the loans. We recognize revenue at the time of the sale of loans. The revenue consists of pricing premiums from sales less cost of financing origination of loans. The lender and retail origination fees are also recognized at the time we sell the loans. Lender fees and origination fees that are payable to third party brokers and which are paid by borrowers on mortgage loans held for sale are deferred as a balance sheet item and are recognized as revenue in the statements of operations when the related loans are sold.

     We separately record mortgage interest income on loans we hold from the date of origination up to the date of sale.

Critical Accounting Policies

     The preparation of our financial statements requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although we base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, our management exercises significant judgment in the final determination of our estimates. Actual results may differ from these estimates.

     Pursuant to our critical accounting policies the following reflect significant judgments by management:

•	Income from sale of mortgage loans

•	Provision for losses

•	Interest rate risk, derivatives and hedging

     Income from Sales of Mortgage Loans

     To date our income from sales of mortgage loans has consisted primarily of cash gain that resulted from whole loan sales. To date, we have sold all of our loans on a servicing released basis. Currently, we do not retain servicing rights. However, in the future we may decide to retain the right to service any of the loans that we have sold, in which case we may also record non-cash sales related to the value of those servicing rights.

     Gain on Sale

     Gains or losses resulting from our loan sales are recorded at the time of sale. At the closing of a sale we remove the mortgage loans held for sale and related warehouse debt from our books and record the net gain or loss to our income statement.

     Accordingly, our financial results are significantly impacted by the timing of our loan sales. If we hold a significant pool of loans at the end of a reporting period, those loans will remain on our balance sheet, along with the related debt used to fund the loans. The revenue that we generate from those loans will not be recorded until the subsequent reporting period when we sell the loans.

     A number of factors influence the timing of our loan sales and our targeted disposition strategy, including the current market demand for our loans, liquidity needs, and our strategic objectives. We have, from time to time, delayed the sale of loans to a later period, and may do so again in the future.

     Provisions for Loan Losses

     We may make market valuation adjustments on certain non-performing loans, other loans we hold for sale and real estate owned. These adjustments are based upon our estimate of expected losses and are based upon the value that we could reasonably expect to obtain from a sale. An allowance for losses on loans held for sale is recorded in an amount sufficient to maintain adequate coverage for probable losses on such loans. However, we do not record a reserve for liabilities associated with loans sold which we may be requested to repurchase due to breaches of representations and warranties and early payment defaults. Our estimate of expected losses could increase or decrease if our actual loss experience or repurchase activity is different than originally estimated, or if economic factors change the value we could reasonably expect to obtain from a sale. In particular, if actual losses increase or if values reasonably expected to be obtained from a sale decrease, the provision for losses would increase. Any increase in the provision for losses could adversely affect our results of operations.

     Interest Rate Risk, Derivatives and Hedging

     We face two primary types of interest rate risk: during the period from approval of a loan application through loan funding, and on our loans held for sale from the time of funding to the date of sale. Interest rate risk exists during the period from approval of a loan application through loan funding and from the time of funding to the date of sale because the premium earned on the sale of these loans is partially contingent upon the then-current market rate of interest for loans as compared to the contractual interest rate of the loans. In the past we have attempted to minimize such risk through forward commitments and other such strategies.

     As part of our interest rate management process, we intend to use derivative financial instruments such as options and futures. The use of derivatives is intended to mitigate volatility of earnings associated with fluctuations in the gain on sale of loans due to changes in the current market rate of interest. We do not intend to use derivatives to speculate on interest rates. For derivative financial instruments designated as hedge instruments, we will evaluate the effectiveness of these hedges against the mortgage loans being hedged to ensure that there remains a highly effective correlation in the hedge relationship. To hedge the adverse effect of interest rate changes on the fair value of mortgage loans held for sale we will use derivatives as fair value hedges under SFAS No. 133. Once the hedge relationship is established, the realized and unrealized changes in fair value of both the hedge instrument and mortgage loans will be recognized in the period in which the changes occur. The net amount recorded in our consolidated statements of operations will be referred to as hedge ineffectiveness. Any change in the fair value of mortgage loans recognized as a result of hedge accounting will be reversed at the time we sell the mortgage loans. This will result in a correspondingly higher or lower gain on sale revenue at such time. For derivative financial instruments not designated as hedge instruments, realized and unrealized changes in fair value will be recognized in the period in which the changes occur or when such instruments are settled.

     The following table sets forth our results of operations as a percentage of total revenue for the periods indicated.

	Year ended December 31,			Three months ended March 31,

	2000	2001	2002	2002	2003

Revenue
Income from sales of loans	89.51%	84.94%	83.01%	82.62%	82.39%
Mortgage interest income	9.35%	14.39%	16.51%	14.95%	17.58%
Commission fee income	1.14%	0.67%	0.48%	2.42%	0.03%

Total revenue	100.00%	100.00%	100.00%	100.00%	100.00%
Cost of sales
Commission expense	43.24%	41.21%	37.55%	35.32%	39.25%
Warehouse interest expense	9.97%	13.85%	12.80%	10.79%	16.91%
Other closing expenses	6.50%	5.52%	5.19%	6.32%	3.44%

Total cost of sales	59.71%	60.57%	55.55%	52.43%	59.60%

Gross profit	40.29%	39.43%	44.45%	47.57%	40.40%

Operating expenses
Salaries and wages	15.28%	14.28%	21.05%	18.56%	16.33%
Occupancy	2.52%	2.04%	1.51%	1.73%	1.92%
General and administrative	14.57%	18.05%	12.83%	12.77%	6.46%
Loss from real estate owned	0.00%	3.17%	1.60%	9.31%	0.00%

Total operating expenses	32.37%	37.54%	36.99%	42.36%	24.72%

	Year ended December 31,			Three months ended March 31,

	2000	2001	2002	2002	2003

Income from operations	7.93%	1.89%	7.47%	5.21%	15.69%
Other income (losses)	0.52%	(0.44%)	(0.07%)	0.22%	0.09%

Income before tax	8.45%	1.44%	7.40%	5.43%	15.78%

Results of operations for three months ended March 31, 2003 compared to three months ended March 31, 2002

   Revenue

     Total revenue. Total revenue increased 289.5% from $1.9 million for 2002 to $7.4 million for the first quarter of 2003. This increase was due to increases in income from sales of loans of $4.6 million and mortgage interest income of $1.0 million.

     Income from sales of loans. Income from sales of loans increased 306.7% from $1.5 million for the first quarter of 2002 to $6.1 million for the first quarter of 2003 due to higher whole loan sales volume in 2003 as compared to 2002. Total whole loan sales increased 403.8% from $38.1 million for the first quarter of 2002 to $191.8 million for the first quarter of 2003. This increase was due to increased loan originations during the fourth quarter of 2002 and the first quarter of 2003. The weighted average premium for whole loan sales was 2.4% for loans sold in the first quarter of 2003 compared to 2.0% for the comparable period in 2002.

     Interest income on loans held for sale. Mortgage interest income increased 374.3% from $276,000 for the first quarter of 2002 to $1.3 million for the first quarter of 2003. The increase in interest was due to an increase in the average inventory of loans held for sale in the first quarter of 2003. Our average inventory of mortgage loans increased as we increased loan production volume and experienced some delay by our investors to settle loans as a result of overall increase in mortgage obligation in the last quarter of 2002.

     Commission fee income. To lesser extent we earn commission fees on loans that we broker out to other lenders. The mortgage origination fees charged by us for retail loans are recognized at the time of sale of those mortgage loans. Commission fee income decreased from $45,000 for the first quarter of 2002 to $2,000 for the first quarter of 2003 as fewer loans were brokered out to other lenders.

     Other Income. Income from reimbursed expenses and escrow division increased 84% from $30,000 for the first quarter of 2002 to $55,000 for the first quarter of 2003.

   Cost of Sales

     Commission Expense. Commission expenses for mortgage loans sold during first quarter 2003 increased 347.8% to $2.9 million from $653,000 in the first quarter of 2002. This increase was due to an increased volume of origination and sales of loans. Commission expense is recognized at the time of the sale to correspond with the recognition of income for the same loan. The commission paid for loans which are held for sale are included in the value of loans held for sale on our balance sheet. As of March 31, 2003 we had paid $931,000 in commissions for loans held for sale.

     Warehouse interest expense. Warehouse interest expense represents the interest incurred on all financing associated with use of our warehouse credit facilities for loan origination. Interest expense increased 529.5% to $1.3 million for the three months ended March 31, 2003 from $200,000 for same period in 2002. The increase in interest expense was due to the increase in our volume of borrowing partially offset by lower interest rates. Our average warehouse borrowing increased 508.9% from $13.7 million for first quarter of 2002 to $83.2 million for same period in 2003 consistent with the increase in the average inventory of mortgage loans held for sale. The weighted average number of days we held loans before sale increased from 34 days in the first quarter 2002 to 40 days for 2003. The longer holding period resulted from the acceleration of loan origination in the fourth quarter of 2002 and inability of investors to settle all loans shipped to them due to overall increase in mortgage origination during this period. The interest rate for our warehouse financing is a variable rate equal to prime rate plus 1%. The interest charge increases to prime plus 3% for loans held over 60 days. From January to December 2002, the prime rate remained constant at 4.75% and was reduced to 4.25% in December 2002.

     Other closing expenses. Other closing expenses related to closing of loans, including credit check expenses, appraisal and appraisal review fees and closing expenses, increased 121.1% to $256,000 for the three months ended March 31, 2003 from $116,000 for comparable period in 2002.

Operating expenses

     Total operating expenses. Total operating expenses increased 135.0% from $783,000 for three months ended March 31, 2002 to $1.8 million for the three months ended March 31, 2003. The increase was the result of higher salaries, wages, and benefits expense, and increases in other variable operating expenses associated with growth in mortgage loan volume and in the number of employees.

     Salaries and wages. Salaries and wages increased 254.5% from $343,000 for the first quarter of 2002 to $1.2 million for the three months ended March 31, 2003. The increase was due to growth in the number of employees, as well as higher commission and bonus expenses related to loan production. The total number of employees increased by 366.7% from 18 at January 1, 2002 to 84 at March 31, 2003.

     Occupancy. Occupancy expense increased 346.9% from $32,000 for quarter ended March 31, 2002 to $143,000 for the three months ended March 31, 2003. The increase resulted from an expansion in leased office space. In September 2002, we moved our offices to a new location to accommodate our growth and future expansion at a lower cost per square foot. Furthermore, during the first quarter of 2003 we recognized an early termination penalty in the amount of $38,000 pertaining to our previous office lease.

     General and administrative. General and administrative expenses increased 103.8% from $236,000 for the first quarter of 2002 to $481,000 for the three months ended March 31, 2003. This increase was due to an increase in mortgage loan origination volume and an increase in the number of employees.

     Loss from real estate owned. In 2002 we completed foreclosure sales of two repurchased loans. Total losses from these two loans amounted to $311,000 of which $195,000 was recognized in 2001 and the balance was recorded as losses in 2002. In addition, in 2002 we recorded $102,000 in losses arising from other obligations to repurchase defaulted loans. Total loss from real estate owned for the three months ended March 31, 2002 was $172,000.

     While we sell all of our loans for a cash price with servicing rights released, under terms of our agreements with various purchasers, we make certain representations and warranties to the purchaser, which we are obligated to satisfy or correct even after completion of sale transaction. For example we agree to repurchase loans where borrowers default in their payments within 90 days from date of transfer of servicing.

     As of March 31, 2003 we had not made any provision for losses. Although, we have received request from our investors to repurchase certain losses with early payment default, the management feels that each loan has sufficient coverage of mortgage insurance or owner equity that would sufficiently offset any loss arising from foreclosure sale of the real property. However, if we are required to repurchase loans in the future that may result in actual losses we will make additional provisions when we are able to effectively assess such losses.

     Provision for income tax. Provision for income tax increased from $43,000 for the three months ended March 31, 2002 to $470,000 for three months ended March 31, 2003. This increase was a result of our increase in income before taxes from $100,000 for the three months ended March 31, 2002 to $1.2 million for the three months ended March 31, 2003.

Results of operations for 2002 compared to 2001

   Revenue

     Total revenue. Total revenue increased 95% from $7.0 million for 2001 to $13.7 million for 2002. This increase was due to increases in income from sales of loans of $5.4 million and mortgage interest income of $1.3 million.

     Income from sales of mortgage loans. Income from sales of mortgage loans increased 91% from $5.9 million for 2001 to $11.3 million for 2002 due to higher whole loan sales volume in 2002 as compared to 2001. Total whole loan sales increased 84.7% from $157.6 million for 2001 to $289.9 million for 2002. This increase was due to increased loan originations, as well as our decision to retain loans from the prior period, which we sold in the first quarter of 2002. The weighted average premium for whole loan sales was 2.6% for 2001 and 2.4% for 2002. This change is due to increase in origination and sale of conforming mortgages as a percentage of our total origination. Premiums on conforming loans are generally lower than those of non-conforming and expanded criteria loans.

     Mortgage interest income. Mortgage interest income increased 125% from $1.0 million for 2001 to $2.3 million for 2002. The increase in interest income was due to an increase in the average inventory of loans held for sale in 2002. Our average inventory of mortgage loans increased as we increased loan production volume and intentionally extended the holding period to create larger pools and in order to sell each pool at the best time to maximize the premium we collect.

     Commission fee income. To a lesser extent we earn commission fees on loans that we broker out to other lenders. Commission income for 2002 increased 40% to $66,000 from $47,000 for 2001.

   Cost of Sales

     Commission expense. Commission expenses for mortgage loans sold in 2002 increased 76% to $5.1 million from $2.9 million in 2001. This increase was due to an increased volume of origination and sales of loans. Commission expense is recognized at the time of sale to correspond with the recognition of income for the same loan. The commissions paid for loans which are held for sale are included in the value of loans held for sale on our balance sheet. As of December 31, 2002 we had paid $1.1 million commissions for loans held for sale compared to $216,000 as of December 31, 2001. The increase was due to higher volume of loans funded and held for sale as of the respective dates.

     Warehouse interest expense. Warehouse interest expense represents the interest incurred on all financing associated with use of our warehouse credit facility for loan origination. Interest expense increased 80% to $1.7 million for 2002 from $969,000 for 2001. The increase in interest expense was due to the increase in our volume of borrowing partially offset by lower interest rates. Our average warehouse borrowing increased from $12.6 million for 2001 to $31.0 million for 2002 consistent with the increase in the average inventory of loans held for sale. We calculate our average borrowing as the sum of warehouse financing for each loan multiplied by number of days the loan was held, divided by number of days in the period under consideration. The interest rate for our warehouse financing is a variable rate equal to prime rate plus 1%. From January to December 2002, the prime rate remained constant at 4.75% and was reduced to 4.25% in December 2002. In 2001 the prime rate was progressively lowered from 9.50% in January to 5.0% in December.

     Other closing expenses. Other closing expenses related to closing of mortgage loans, including credit check expenses, appraisal and appraisal review fees and closing expenses, increased 84% to $709,000 for 2002 from $386,000 for 2001.

   Operating Expenses

     Total operating expenses. Total operating expenses increased 96% from $2.7 million for 2001 to $5.1 million for 2002. The increase was the result of higher salaries, wages, and benefits expense, and increases in other variable operating expenses associated with growth in loan volume and in the number of employees.

     Salaries and wages. Salaries and wages increased 190% from $1.0 million for 2001 to $2.9 million for 2002. The increase was due to growth in the number of employees, as well as higher commission and bonus expenses related to loan production. The total number of employees increased by 356% from 18 at December 31, 2001 to 82 at December 31, 2002.

     Occupancy. Occupancy expense increased 44% from $143,000 for 2001 to $206,000 for 2002. The increase resulted from an expansion in leased office space. In September 2002, we moved our offices to a new location to accommodate our growth and future expansion at a lower cost per square foot.

     General and administrative. General and administrative expenses increased 38% from $1.3 million for 2001 to $1.8 million for 2002. This increase was due to an increase in loan origination volume and an increase in the number of employees.

     Loss from real estate owned. In 2002 we completed foreclosure sales of two repurchased loans. Total losses from these two loans amounted to $311,000 of which $195,000 was recognized in 2001 and the balance was recorded as losses in 2002. In addition, in 2002 we recorded $102,000 in losses arising from other obligations to repurchase defaulted loans.

     To date, we have sold all of our loans for a cash price with servicing rights released. Under terms of our agreements with various purchasers, we make certain representations and warranties to the purchaser. For example we agree to repurchase loans where borrowers default in their payments within 90 days from date of transfer of servicing.

     As of December 31, 2002 we had not made any additional provision for losses. However, we may be required to repurchase loans in the future and will make additional provisions when we are able to effectively assess future losses.

     Provision for income tax. The provision for income tax increased from $40,000 for 2001 to $424,000 for 2002. This increase was a result of our increase in income before taxes from $101,000 for 2001 to $1.0 million for 2002.

Results of operations for 2001 compared to 2000

   Revenue

     Total revenue. Total revenue increased from $2.1 million for 2000 to $7.0 million for 2001. This increase was due to increases in income from sales of mortgage loans and mortgage interest income.

     Income from sales of mortgage loans. Income from sales of mortgage loans increased from $1.9 million for 2000 to $5.9 million for 2001 due to higher whole loan sales volume. Prior to January 2001 we were funding and selling loans on a flow basis, which means that we would originate loans only after we had received a commitment from an investor to purchase these loans, and would sell them to the investor within a short period of time. With a larger warehouse facility that we had secured in December 2000, we were able to fund loans and pool them together that would be sold at a higher pricing premium. This change in our mortgage loan sales resulted in significant change in our income from sales of whole loans in 2001. The increased warehouse credit facility also contributed to our increased volume of origination and sales. Total whole loan sales increased 267% from $42.9 million for 2000 to $157.6 million for 2001.

     Mortgage interest income. Mortgage interest income increased from $197,000 for 2000 to $1.0 million for 2001. The increase was due to an increase in the average inventory of loans held for sale in 2001.

     Commission fee income. Commission fee income during the twelve months ending December 31, 2001 increased 96% to $47,000 from $24,000 for the twelve months ending December 31, 2000.

   Cost of Sales

     Commission expense. Commission expenses for mortgage loans sold in 2001 increased to $2.9 million from $911,000 in 2000. This increase was due to increased volume of origination and sales of loans.

     Warehouse interest expense. Warehouse interest expense increased to $969,000 for 2001 from $210,000 for 2000. The increase was due to the increase in our volume of borrowing due to higher loan originations and was partly offset by lower interest rates in 2001. Our average warehouse borrowing increased from $2.8 million in 2000 to $12.6 million in 2001. While the prime rate was progressively increased from 8.50% in January 2000 to 9.5% in December 2000, it was lowered from 9.5% in January 2001 to 5.0% in December 2001.

     Other closing expenses. Other closing expenses, including credit check expenses, appraisal and appraisal review fees and closing expenses, increased to $386,000 for 2001 from $137,000 for 2000.

   Operating Expenses

     Total operating expenses. Total operating expenses increased from $682,000 for the 2000 to $2.6 million for 2001. The increase was the result of higher salaries, wages, and benefits expense, and increases in other variable operating expenses associated with growth in loan volume and in the number of employees.

     Salaries and wages. Salaries and wages increased from $322,000 for 2000 to $999,000 for 2001. The increase was due to growth in the number of employees, as well as higher commission and bonus expenses related to higher loan production volume and profits.

     Occupancy. Occupancy expenses increased from $53,000 for 2000 to $143,000 for 2001. The increase resulted from an expansion in leased office space.

     General and administrative. General and administrative expenses increased from $307,000 for 2000 to $1.3 million for 2001. This increase resulted from costs associated with increase in loan origination volume and an increase in the number of employees, plus additional consulting fees in connection with our reverse merger transaction.

     Loss from real estate owned. For the period ending December 31, 2001 we posted a loss of $222,000 for real estate owned including $195,000 provision for losses against two loans we were required to repurchase. We had not recorded any loss from sales of real estate owned in 2000.

     Provision for income tax. The provision for income tax decreased from $44,000 for 2000 to $40,000 for 2001. This decrease was due to lower taxable income in 2001.

Liquidity and Capital Resources

     As a mortgage banking company, our primary cash requirements include the funding of (1) mortgage loan originations, including principal, as well as origination costs such as commissions and broker premiums, (2) interest expense on and repayment of principal on warehouse credit facility, (3) operational expenses, and (4) tax payments. We fund these cash requirements with cash received from (1) loan sales, (2) borrowings under warehouse credit facility, (3) mortgage interest collections on loans held for sale, (4) points and fees collected from the origination of loans, and (5) private sales of equity and debt securities.

     We use warehouse borrowing to finance a significant portion of our loan originations. It is our intention to utilize maximum allowable leverage ratio, defined as our total liabilities divided by our stockholders’ equity, for our warehouse financing.

     Our liquidity strategy is to maintain sufficient and diversified warehouse credit facilities to finance our mortgage loan originations, to maintain strong relationships with a diverse group of whole loan purchasers, and to establish the ability to execute our own securitizations. This provides us with the ability to finance our growing origination operations and to maximize our realization of the value of loans we originate.

     During 2002, we financed our operations through increased warehouse borrowing, additional capitalization, and cash income generated from our operations. In the future, realization of our operational plans will depend on our ability to secure sufficient credit facilities to fund larger volumes of mortgage loans. The extent of this borrowing in turn depends on our net worth and requires certain restricted cash deposits to be maintained with the lender. In addition to cash earnings generated from our operations, we intend to increase our cash and net worth through common stock offerings of our equity or debt.

     At March 31, 2003 we had a book overdraft of $671,010. This is primarily result of timing of the settlement of loans originated through our own funds, which were sold on March 31, 2003 and for which the sale proceeds were posted to our account on April 1 and 3, 2003.

     We maintain an unsecured bank line of credit without a stated expiration date. We may borrow up to $50,000. Borrowings bear interest at the bank’s prime rate (4.75% at both December 31, 2001 and June 30, 2002), plus 2.5% annum. The bank line of credit was unused as of December 31, 2001 and 2002 and March 31, 2003.

     On March 21, 2003 we were required to buy back $4.3 million outstanding balance of loans funded through Imperial Warehouse Finance. The warehouse lender ceased operation and the warehouse facility was discontinued. During the first quarter 2003, we also bought back from IMPAC Warehouse Lending Group $1.3 million of loans aged over 90 days. Subsequently, all of these loans except for $1.1 million of FHA loans which are pending final MI Certification from HUD were sold for cash. We borrowed $1.8 million from related parties to buy back loans from Imperial Warehouse Finance. We have subsequently repaid these loans in full. We also maintain an unsecured bank line of credit without a stated expiration date at the bank’s prime rate (4.25% at March 31, 2003), plus 2.5% per annum. As of March 31, 2003 we utilized the entire line.

     Warehouse credit facility — As of March 31, 2003, we had one warehouse credit facility to finance the funding of our loan originations. After funding the loans, we sell our mortgage loans within two or three months of origination and pay down the warehouse credit facility with the proceeds. This warehouse facility was structured as a repurchase agreement, where the warehouse will provide the funds for origination of loans and will hold the collateral until we repurchase the loans to sell them to the investors. Under terms of such an agreement, the investor would send the purchase proceeds directly to the warehouse lender, where the principal borrowing plus accrued interest and fees are deducted before the balance is forwarded to us.

     One of our warehouse lenders, Imperial Warehouse Finance, ceased its operations in March 2003. In May 2003 we established a new repurchase facility with Countrywide Home Loans for total amount of up to $50 million. This facility is structured as an early purchase plan, where the funds can be used to originate loans which will be sold to Countrywide Home Loans. This facility contain a sub-limit for various categories of loans such as “wet” funding (loans for which the collateral custodian has not yet received the related loan documents) or Alt-A loans and has a six month term. Our other warehouse facility has a one-year term.

     Our warehouse credit facility with IMPAC Warehouse Lending Group accrues interest at a rate based upon prime rate plus a specified spread — currently 1% for all loans less than 60 days old and 3% for loans aged over 60 days. As of March 31, 2003 we were in compliance with all covenants of our warehouse agreement. The new early purchase plan with Countrywide Home Loans has a cost of borrowing equal to 1 month LIBOR (currently 1.31%) plus 2%.

     The following table lists terms and material information about each of our warehouse facilities as of March 31, 2003.

Warehouse Lender	IWF	IWLG
Total Facility Amount	Discontinued	$50,000,000
Permissible Temporary Bulge	N/A	$20,000,000
Expiration Date	N/A	Upon notice

     Imperial Warehouse Finance (IWF). This line was discontinued as of March 21, 2003 and we repurchased all outstanding loans under this line as of March 31, 2003.

     IMPAC Warehouse Lending Group (IWLG). The financing for mortgage loans under this facility includes allowance for additional funding for amounts of loans committed to sale to IMPAC Funding Corporation, a sister company of IWLG. As of March 31, 2003, the outstanding balance under this facility was $58.1 million.

     Countrywide Home Loans. This facility is structured as an early purchase plan and will be used for loans that we intend to sell to Countrywide Home Loans. Under terms of this facility, we are obligated to repurchase any loan which does not match the lender’s investment guideline. Declination by the lender to purchase a loan does not effect saleability of such a loan to other investors. However, we may be required to use our own funds to repurchase the loan or arrange for a transfer of those loans to other warehouse facilities within three business days.

     Our warehouse and other credit facilities contain customary covenants including minimum liquidity, profitability and net worth requirements, and limitations on other indebtedness. If we fail to comply with any of these covenants or otherwise default under a facility, the lender has the right to terminate the facility and require immediate repayment that may require sale of the collateral at less than optimal terms.

     Subject to the various uncertainties described above, and assuming that we will be able to successfully execute our liquidity strategy, we anticipate that our liquidity, credit facilities and capital resources will be sufficient to fund our operations for the foreseeable future.

Operating Leases

     As of December 31, 2002, the minimum future lease payments under non-cancelable operating leases were as follows:

Payments Due by Year	Minimum Amounts

2003	$273,587
2004	$271,032
2005	$254,259
2006	$240,300
2007	$160,200
Total	$1,199,378

Quantitative And Qualitative Market Risk Disclosure

     Market risks generally represent the risk of loss that may result from the potential change in the value of a financial instrument due to fluctuations in interest and foreign exchange rates and in equity and commodity prices. Our market risk relates primarily to interest rate fluctuations. We may be directly affected by the level of and fluctuations in interest rates, which affects the spread between the rate of interest received on our mortgage loans and the related financing rate. Our profitability could be adversely affected during any period of unexpected or rapid changes in interest rates, by impacting the value of loans held for sale and loans sold with retained interests.

     The objective of interest rate risk management is to control the effects that interest rate fluctuations have on the value of our assets and liabilities. Our management of interest rate risk is intended to mitigate the volatility of earnings associated with fluctuations in the unrealized gain (loss) on the mortgage-related securities and the market value of loans held for sale due to changes in the current market rate of interest.

     We use several tools and risk management strategies to monitor and address interest rate risk. Such tools allow us to monitor and evaluate our exposure to these risks and to manage the risk profile to our loan portfolio in response to changes in the market. We cannot assure you, however, that we will adequately offset all risks associated with our loan portfolio.

     As part of our interest rate management process, we may in the future use derivative financial instruments such as financial futures and options, interest rate swaps and financial forwards. We will designate certain derivative financial instruments used to hedge our mortgage loans held for sale as hedge instruments under SFAS No. 133. At trade date these instruments and their hedge relationship will be identified, designated and documented. For derivative financial instruments designated as hedge instruments, we will evaluate the effectiveness of these hedges against the mortgage loans being hedged to ensure that there remains a highly effective correlation in the hedge relationship. Since our concern with interest rates is the potential change in fair market value of the loans, we will treat these as fair value hedges under SFAS No. 133. Once the hedge relationship is established, the realized and unrealized changes in fair value of both the hedge instruments and mortgage loans will be recognized in the consolidated statements of operations in the period in which the changes occur. Any net amount recorded in the consolidated statements of operations will be referred to as hedge ineffectiveness.

     For derivative financial instruments not designated as hedge instruments, realized and unrealized changes in fair value are recognized in the consolidated statements of operations in the period in which the changes occur or when such instruments are settled.

     Interest Rate Simulation Sensitivity Analysis

     Changes in market interest rates affect our gain (loss) from sales of mortgage loans held for sale and the fair value of our mortgage-related securities and related derivatives when we engage in such securitization strategy.

     As of March 31, 2003, we held $25 million in loans which had not been committed for loans. Increases in interest rate would have adversely affected less than $10 million of loans held. Likewise, any decrease in interest rates would have had a positive impact on our gain from sales of the same amount of uncommitted loans.

     The following table summarizes impact of - 100 basis points (bps), -50 bps, 50 bps and 100 bps change in the prevailing market rates on the pricing premiums we would collect from sales of these loans, compared to no change in prevailing rates. Since we do not recognize the revenue until loans are sold, the impact of interest rate change will be on our future income from uncommitted loans.

Change in Interest Rate (bps)	-100	-50	0	50	100
Change in Revenue from sale of Uncommitted Loans ($ 000)	625	312	0	-312	-625

Inflation

     Inflation affects us most significantly in the area of loan originations by affecting interest rates. Interest rates normally increase during periods of high inflation (or in periods when the Federal Reserve Bank attempts to prevent inflation) and decrease during periods of low inflation.

Recently Issued Accounting Pronouncements

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 updates, clarifies, and simplifies existing accounting pronouncements. This statement rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary as SFAS No. 4 has been rescinded. SFAS No. 44 has been rescinded as it is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-lease transactions. This statement also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. We do not expect adoption of SFAS No. 145 to have a material impact, if any, on our financial position or results of operations.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost, as defined, was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged. This statement is not applicable to us.

     In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions.” SFAS No. 147 removes the requirement in SFAS No. 72 and Interpretation 9 thereto, to recognize and amortize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. This statement requires that those transactions be accounted for in accordance with SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” In addition, this statement amends SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to include certain financial institution-related intangible assets. This statement is not applicable to us.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” an amendment of SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. SFAS No. 148 will not have any impact on our financial statements as we do not have any intention to change to the fair value method.

BUSINESS

General

     We are a financial holding company previously operating under the name Little Creek, Inc. In November 2002, we acquired The Mortgage Store—a nationwide mortgage lender — and changed our name to TMSF Holdings, Inc. Prior to the acquisition of The Mortgage Store, Little Creek Inc. did not have any significant operational activity. The following discussion pertains to those of The Mortgage Store, our wholly owned subsidiary. We are a nationwide mortgage banker that originates, finances, and sells conforming and non-conforming mortgage loans secured by single-family residences. Upon origination we sell our loans, on a whole loan basis, for cash to investors who either retain these mortgages for their own portfolio or pool them into mortgage backed securities offered in the financial markets. Since 1996, we have been engaged in origination of specialty products commonly known as Alt-A mortgages for residential borrowers. Recently, we expanded our loan programs to include Type-A loans as well as sub-prime mortgages for borrowers with lower credit ratings.

     We have a wholesale division that solicits business from mortgage brokers and a retail division that markets directly to general public. There are currently over 500 approved brokers who conduct business with us. For the year ended December 31, 2002, we originated approximately $357.7 million of mortgage loans, of which approximately $285.7 million were generated through third party brokers.

     Loan applications are processed and underwritten by us in accordance with established guidelines acceptable to its investors, and are funded directly through our own credit facility (warehouse line). We do not maintain any loan portfolio for our own account, nor do we service the funded loans. We strive to sell the entire bulk of our funding within 30-60 days to investors for a cash premium price. The premium reflects the risk-adjusted value of the loan and is directly related to interest rates and borrower’s credit rating.

Products

     We offer both fixed-rate and adjustable-rate loans, as well as loans with an interest rate that is initially fixed for a period of time and subsequently converts to an adjustable rate. We offer a wide variety of interest rates in combination with points paid, so borrowers can elect to pay higher points at closing to secure a lower rate over the life of loan, or pay a higher interest rate and reduce or eliminate points payable at closing.

     We have traditionally engaged in alternative documentation lending, which in comparison with conventional types of mortgages allow borrowers with better credit ratings to obtain loans based on their good credit history instead of narrower underwriting criteria of full documentation loans. These Alt-A products currently constitute a substantial portion of our loan programs.

     We originate mortgage loans, which are secured by a primary deed of trust of the property up to a maximum of 100% of the value. We do not originate stand-alone second trust deed loans or loans with over 100% loan-to-value (“LTV”) ratio. However, we may break a high LTV loan into a primary first trust deed and a concurrent second trust deed.

     Recently, we have begun to offer a wider range of loan programs in order to insulate the risk of over dependence on any product type and to increase the volume of production through existing broker relations. These programs include conventional and jumbo full-documentation loans, and sub-prime loans for borrowers with category “B” and “C” credit ratings in addition to Federal Housing Administrative (“FHA”) and Veteran’s Administration Insured (“VA”) loans.

     We believe that through such varied product mix, we can create a sustained growth through different phases of economic cycles, which affect one category of loans more than others. We further believe that such a strategy would also enhance our relationship with existing brokers who would benefit from one-stop shopping for all of their clients.

Marketing

     In the competitive environment of mortgage banking, efficiency in pricing and quality of service are important elements for continued success and growth. Our stated mission is to provide the highest quality of care to every customer and to assist brokers in offering the best programs and speed of closing to their clients. Our marketing strategy is to develop both our wholesale and retail divisions, and to expand the geographic coverage of our activities.

     Currently, we have a team of in-house account representatives who introduce our programs to an increasing numbers of brokers. We intend to expand our wholesale division as new geographic areas are canvassed and added to our operational territories. Furthermore, we have a group of wholesale field representatives whom we rely on to establish personal relationships with mortgage brokers in their respective territories.

     In order to create a strong retail division, we have introduced an aggressive commission structure for those loan officers who have established a strong track record of successful origination to maximize their income through association with us as a direct lender. Under this program, we have recruited over 100 loan officers that operate from home-offices throughout California. We intend to develop similar networks in other states where we are licensed as a mortgage broker.

     Additionally, we have established an exclusive arrangement with a mortgage franchisor in Southern California. Through this arrangement, we fund substantially all loans originated by each franchisee in the franchisor’s territory.

Operations

     In order to provide the highest quality of service, which entails efficient communication and responsiveness to the needs of customer as well as fast processing and closing of the files, while maintaining prudent underwriting and quality control procedures, We have made substantial investment in technological resources and in our professional staffing.

     By bringing together all aspects of mortgage lending within one organization and nurturing a culture of open access and exchange we believe that we have successfully created an environment in which every employee shares and benefits from the success of the entire company and is motivated to provide care and service to customers.

     Generally mortgage brokers submit a loan application to more than one lender at the same time in order to compare rates and terms for the best offer. Our policy is to provide a decision of approval or denial of a loan within 24 hours after submission of the loan application. Upon receipt of a loan package, the borrower’s information and loan data is entered into the mortgage-banking database. Once the loan application is registered, it is reviewed by an underwriting staff to determine that loan parameters conform to program guidelines. The broker is then informed of denial or conditional approval of their loan. The broker at this stage submits the whole application file including required conditions for full review and pricing of the loan. Once the rate and terms of the loan are accepted, the package including pre-funding conditions is submitted for underwriting, quality control, and funding.

     It is possible for the broker to follow the progress of the loan application throughout this process by accessing the same loan data residing at our network via the Internet. A loan liaison will also be in continued contact with the broker to update him with the progress of the application package and any additional condition that may become necessary due to full review and quality control examinations of the loan application.

Underwriting

     We originate loans for resale to various investors. Therefore, our underwriting guidelines are based on those acceptable to our investors. We use FHA and VA guidelines for loans to be insured by these organizations respectively. All type-A loans are underwritten according to Federal National Mortgage Association (“Fannie

Mae”) guidelines. We use established underwriting guidelines for other Alt-A and “B” or “C” programs that are approved by our purchasers.

     The guidelines for each program establish the requirements under which lenders will approve the loan. These guidelines define the maximum loan-to-value ratio, the maximum amount of loan, required credit scores and borrower’s income and assets to qualify for the loan.

     The underwriting guidelines include three levels of applicant documentation requirements, referred to as the “Full Documentation,” “Stated Income Documentation” and “No Documentation” programs. Under Full Documentation and Stated Documentation programs, we review the applicant’s source of income, calculate the amount of income from sources indicated on the loan application or similar documentation, review the credit history of the applicant, calculate the debt service-to-income ratio to determine applicants ability to repay the loan, review the type and use of the property being financed, and review the property. In determining the ability of the applicant to repay the loan, our underwriters use a qualifying rate that is equal to (i) the stated interest on fixed rate loans, (ii) the initial interest rate on loans which provide for two to five years of fixed rate before the initial rate adjustment, or (iii) one percent above the initial interest rate on other adjustable-rate loans.

     The underwriting guidelines require that mortgage loans be underwritten in standardized procedure which complies with applicable federal and state laws and regulations and requires our underwriters to be satisfied with the value of the property being financed, as indicated by appraisal and appraisal review. In general the maximum loan amount for mortgage loans originated under our programs is $650,000; however, larger loans may be approved on a case-by-case basis.

     The underwriting guidelines for Full Documentation and Stated Income Documentation programs permit one-to-four unit family residential property loans to have loan-to-value ratios at origination of up to 100% for a maximum loan amount of $400,000 depending on, among other things, the borrower’s credit score, purpose of mortgage loan, repayment ability and debt service-to-income ratio, income documentation, as well as the type and use of the property.

     Under full documentation programs, applicants are generally required to submit two written forms of verification of stable income for at least 24 months. Under the Stated Income Documentation program an applicant may be qualified based upon monthly income as stated on the mortgage loan application if the applicant meets certain criteria. All the foregoing programs require that with respect to salaried employees there be a telephone verification of the applicant’s employment. Verification of the source of funds required for deposit into escrow in the case of a purchase money loan is generally required for all Full Documentation loans and Stated Income Documentation loans, where the loan-to-value ratio is greater than 80%.

     Our categories and criteria for grading the credit history of potential borrowers are set forth in the table below. Generally, borrowers in lower credit grades are less likely to satisfy the repayment of obligations of a mortgage loan, and therefore, are subjected to lower loan-to-value ratios and are charged higher interest rates and loan origination fee. Loans made to lower credit grade borrowers, including credit impaired borrowers, entail a higher risk of delinquency, hence, borrowers are required to maintain a higher equity and pay higher rates to mitigate these risks.

     We evaluate our underwriting guidelines on an ongoing basis and periodically modify the guidelines to reflect our current assessment of various issues related to an underwriting analysis. In addition, we adopt underwriting guidelines appropriate to new loan products that we may offer. The following table summarizes our underwriting guidelines for sub-prime loans:

	A Risk	A- Risk	B Risk	B- Risk	C Risk	C- Risk

Max. LTV/CLTV Full Doc	100%/100%	100%/100%	90%/90%	85%/85%	75%-1st	70%-1st
				First Trust Deed only	First Trust Deed only
Stated Income	100%	95%	85%	80%	N/A	N/A

FICO>=680
Stated Income FICO>=640		90%	90%	80%	75%	N/A	N/A
Stated Income FICO<640		80%	75%	70%	65%	N/A	N/A
Mortgage Late Payments (12 months)	No late payments		One 30-day late payment in 12 months	Maximum of two 30-day late payment in 12 months	Maximum three 30-day or one 60-day late payment in 12 months	Maximum two 60-day late payment in 12 months	No 90-day late payments in 12 months
Credit Score	650 FICO		650 FICO	615 FICO	585 FICO	570 FICO	500 FICO
Other Consumer Credits	No major 30-day late payment, some minor 30-day late payments.		Maximum two major 30-day late payments, some minor 30 day late.	Maximum five 30-day late, or two 60-day late, some miner 60-day late.	Maximum three 60-day late, or one 90-day late, some minor 90-day late.	Maximum two major 90-day late, or some minor 120-day late payments.
Maximum Loan Amount (1st Lien)	$4000,000		$400,000	$350,000	$350,000	$350,000	$300,000

     As described above, we use the foregoing categories and characteristics as underwriting guidelines only. The Our underwriters may determine that the prospective borrower warrants a risk category upgrade, a debt service-to-income ratio exception, a pricing exception, a loan-to-value exception or an exception from certain requirements of a particular category (collectively called an “upgrade” or an “exception”). An upgrade or exception may generally be allowed if the application reflects certain compensating factors, including among others: low LTV ratio, stable employment, and length of residence in subject property. Accordingly, we may classify certain mortgage loan applications in a more favorable risk category than other mortgage loan applications that, in the absence of such compensating factors, would only satisfy the criteria of a less favorable risk category.

     We have implemented a loan quality control process designed to ensure sound lending practices and compliance with our policies and procedures. Prior to funding of a loan, we perform a “pre-funding quality control audit” which consists of the verification of borrower’s credit and employment, utilizing automated services and verbal verification.

     Properties underlying the potential mortgage loans are appraised by an appraiser selected by the submitting broker. We assign all original appraisals for review to an independent appraisal review company, which will perform an enhanced desk or a field review of the subject property to confirm the adequacy of the property as collateral prior to funding.

     All loan applications are also subjected to an automated data integrity scoring system (“DISSCO”), which identifies discrepancies in information provided by the borrower on their loan application and those retained by national credit reporting agencies. This system also provides an automated valuation of the property and searches recorded sales transactions on the subject property for the possibility of pricing manipulation through repeated sales in short periods of time, which is referred to as “flipping of properties.”

     Subsequent to funding, our quality control department makes a random audit of 10% of closed loans. The department performs a review of documentation for compliance with established underwriting guidelines and lending procedures along with a physical inspection of property and verification of occupancy. All funding documents are reviewed for accuracy, completeness and adherence to corporate, state, and federal requirements. As part of this audit process, deficiencies are reported to our senior management to determine trends and the need for additional training of our personnel.

Funding and Sales of Mortgage Loans

     Warehouse Facilities

     From 1996 to December 2000, we funded our production primarily through a warehouse credit facility established with Imperial Warehouse Lending, which was subsequently renamed IMPAC Warehouse Lending Group, under which originated loans were financed. In December 2000, we acquired additional facilities with Imperial Warehouse Finance, Inc. and subsequently discontinued our facility with IMPAC Warehouse Lending Group in January 2001.

     The total credit line provided by Imperial Warehouse Finance as of December 31, 2002 was $20 million. Recently, we have reestablished an additional line in the amount of $50 million with IMPAC Warehouse Lending Group. The interest rate on these lines currently is prime plus 1% subject to increase based on the length of time loans are held on the warehouse line.

     Imperial Warehouse Finance discontinued its operations as of April 1, 2003. As of March 21, 2003, we repurchased all outstanding loans under this line. We are currently negotiating with other warehouse lenders to secure a larger credit facility to facilitate increases in our loan production, which are expected to be at interest rates and terms that are consistent with management’s objectives.

     Loan Sales

     We follow a strategy of selling for cash substantially all of our loan origination through loan sales in which we disposes of our entire economic interest in the loans for a cash price that represents a premium over the principal balance of the loans sold. We sold $290 million of loans for 2002 as compared to $146 million of loans for 2001 and $54 million for 2000. Loan sales are typically made monthly. We have not sold any loans directly through securitization.

     We have been selling our loans to various investors including DLJ Mortgage Capital, Lehman Brothers Bank, Greenpoint Mortgage, Household Finance, IndyMac Bank, IMPAC Funding, UBS Warburg and Bear Stern/Epic Mortgage.

     Cash gain on sale of mortgage loans represented 83% of our total revenue for 2002, as compared to 84.9% of our total revenue for 2001 and 89.5% for 2000. We maximize our cash gain on sale of mortgage loan revenue by closely monitoring institutional purchaser’s requirements and grouping loan types that meet each investor’s purchase criteria for highest pricing.

     We are required to provide certain representations and warranties to investors who purchase the loans. We may be required to repurchase or substitute a loan if certain representations or warranties are breached. Additionally, we may be required to repurchase or substitute a loan if a payment default occurs within a certain period ranging from one to three months after the sale of these loans. We are also required in some cases to repurchase or substitute a loan if the loan documentation is alleged to contain fraudulent misrepresentations made by the borrower. Any claim asserted against us in the future by our loan purchasers may result in liabilities or legal expenses that could have a material adverse effect on our results of operations and financial condition.

     During 2002, we were required to repurchase two mortgage loans with an aggregate principal loan value of $848,000 due to early payment defaults by the borrowers. These mortgage loans have been disposed of and a loss has been recognized.

Securitization Capability

     While we had not sold loans directly through securitizations, part of our loan sale strategy may include the future sale of loans through securitizations if management determines that such sales are more beneficial.

     Typically in securitization, the issuer aggregates mortgages into a real estate mortgage investment conduit trust. The regular interest or the senior tranches of the trust are investment grade. While the issuer generally retains the residual interest in the trust, it immediately sells the regular interests and generally uses the proceeds to repay borrowings that were used to fund or purchase the loans in the securitized pool. The holders of the interest are entitled to receive scheduled principal collected on the pool of securitized loans and interest at the pass-through interest rate on the certificate balance for such interests. The residual interest represents the subordinated right to receive cash flows from the pool of securitized loans after payment of the required amounts to the holders of regular interests and the cost associated with the securitization.

Sub-Servicing

     While we currently sell substantially all of the mortgage loans we originate servicing released (meaning we do not retain the servicing rights to such loans), we are required to service the loans from the date of funding through the date of sale. Since we strive to conduct whole loan sales monthly, we currently do not have a substantial servicing portfolio.

     To the extent that we decide to retain servicing rights in the future or conduct securitizations, we may contract the sub-servicing of such mortgage loans, which would expose us to more substantial risks associated with contracted sub-servicing. In such event, it is expected that many of our borrowers will require notices and reminders to keep their mortgage loans current and to prevent delinquencies and foreclosures. A substantial increase in our delinquency rate or foreclosure rate could adversely affect our ability to access profitably the capital market for our financing needs, including any future securitizations.

Interest Rate Management

     Our profits depend, in part, on the difference, or “spread,” between the effective rate of interest received by us on the loans we originate and the interest rates payable by us under our warehouse facilities ( or for securities issued in any future securitizations ). The spread can be adversely affected because of interest rate increases during the period from the date the loans are originated until the closing of the sale ( or securitization ) of such loans.

     Since we historically have retained loans for a short period of time pending their sales, we have not engaged in hedging activities to date. However, in the future we may hedge our variable-rate mortgage loans ( and any interest only and residual certificates retained in connection with any future securitizations ) with hedging transactions, which may include forward sales of mortgage loans or mortgage-backed securities, interest rate caps and floors and buying and selling of futures and options on futures. The nature and quantity of hedging transactions will be determined by our management based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. No assurance can be given that any such hedging transactions will offset the risks of changes in the interest rates, and it is possible that there will be periods during which we may incur losses after accounting for our hedging activities.

Competition

     We face intense competition in the business of originating and selling conforming and non-conforming mortgage loans. Our competitors in the industry include other consumer finance companies, mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and insurance finance companies. Many of these entities are substantially larger and have considerably greater financial, technical and marketing resources than us. With respect to other mortgage banking and specially finance companies, there are many larger companies that focus on the same types of mortgage loans with which we directly compete for product. From time to time, one or more of these companies may be dominant in the origination and sale of mortgage loans. In addition, many financial services organizations that are much larger than us have formed national loan origination networks offering loan products that are substantially similar to our loan programs. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. In addition, the current level of gains realized by us and our competitors on the sale of non-conforming loans could attract additional competitors into this market. Additional competition may lower the rates we can charge borrowers, thereby potentially lowering gain on future loan sales and future securitizations. We may in the future also face competition from, among others, government-sponsored entities which may enter the non-conforming mortgage market. Existing or new loan purchase programs may be expanded by the Federal National Mortgage Association (“FNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”), or the Government National Mortgage Association (“GNMA”) to include non-conforming mortgages, particularly those in the “A-” category, which constitutes a significant portion of our loan production. To the extent any sales competitors significantly expand their activities into our market, we could be materially and adversely affected. Fluctuations in interest rates and general economic conditions may also affect our competition. During periods of rising rates, competitors that have locked in low costs may have a competitive advantage. During periods of declining rates, competitors may solicit our customers to refinance their loans.

Regulation

     The consumer financing industry is a highly regulated industry. Our business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities. These rules impose obligations and restrictions on our loan origination, credit activities and secured transactions. In addition, these rules limit the interest rates, finance charges and other fees that we may assess, mandate extensive disclosure to our customers, prohibit discrimination, and impose multiple qualification and licensing obligations on us. Failure to comply with these requirements may result in, among other things, loss of approved status, class action lawsuits, administrative enforcement actions and civil and criminal liability. We believe that we are in compliance with these rules and regulations in all material respects.

     Our loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. For example, state usury laws limit the interest rates that we can charge on our loans. Our lending activities are also subject to various federal laws, including the Truth in Lending Act, Homeownership and Equity Protection Act of 1994, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Real Estate Settlement Procedure Act and the Home Mortgage Disclosure Act.

     We are subject to certain disclosure requirements under the Truth-in-Lending Act (“TILA”) and Regulation Z promulgated under TILA. TILA is designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loan and credit transactions. TILA also guarantees consumers a three-day right to cancel certain credit transactions, including loans of the type originated by us. In addition, TILA gives consumers, among other things, a right to rescind loan transactions in certain circumstances if the lender fails to provide the requisite disclosure to the consumer.

     We are also subject to the Homeownership and Equity Protection Act of 1994 (the “High Cost Mortgage Act”), which makes certain amendments to TILA. The High Cost Mortgage Act generally applies to consumer credit transactions secured by the consumer’s principal residence, other than residential mortgage transactions, reverse mortgage transactions or transactions under an open end credit plan, in which the loan has either (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or $400 or (ii) an annual percentage rate of more than ten percent points higher than United States Treasury securities of comparable maturity (“Covered Loans”). The High Cost Mortgage Act imposes additional disclosure requirements on lenders originating Covered Loans. In addition, it prohibits lenders from, among other things, originating Covered Loans that are underwritten solely on the basis of the borrower’s home equity without regard to the borrower’s ability to repay the loan and including prepayment fee clauses in Covered Loans to borrowers with a debt-to-income ratio in excess of 50% or Covered Loans used to refinance existing loans originated by the same lender. The High Cost Mortgage Act also restricts, among other things, certain balloon payments and negative amortization features.

     We are also required to comply with the Equal Credit Opportunity Act of 1974, as amended (“ECOA”), and Regulation B promulgated thereunder, the Fair Credit Reporting Act, as amended, the Real Estate Settlement Procedures Act of 1975, as amended, and the Home Mortgage Disclosure Act of 1975, as amended. ECOA prohibits creditors from discriminating against applicants on the basis of race, color, sex, age, religion, national origin or marital status. Regulation B restricts creditors from requesting certain types of information from loan applicants. The Fair Credit Reporting Act, as amended, requires lenders, among other things, to supply an applicant with certain information if the lender denied the applicant credit. RESPA mandates certain disclosure concerning settlement fees and charges and mortgage servicing transfer practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the performance of settlement services. In addition, beginning with loans originated in 1977, we must file an annual report with the U.S. Department of Housing and Urban

Development (“HUD”) pursuant to the Home Mortgage Disclosure Act, which requires the collection and reporting of statistical data concerning loan transactions.

     In the course of our business, we may acquire properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on such properties. In such event, we could be held responsible for the cost of cleaning up or removing such waste, and such cost could exceed the value of the underlying properties.

     Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations, which, if adopted, could impact us. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future which could make compliance much more difficult or expensive, restrict our ability to originate, broker, purchase or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, brokered, purchased or sold by us, or otherwise adversely affect our business prospects.

Employees

     At May 31, 2003, we had 173 full-time employees. We believe that relations with our employees are good. A standard package of employee benefits is provided to all full-time employees in addition to on-the-job training and advancement opportunities. None of the our employees are covered by a collective bargaining agreement and none are represented by labor unions.

Properties

     Our primary executive and administrative offices are located in Los Angeles, California. We have a three-year lease expiring August 31, 2005 (with an option to renew for an additional five years) to use approximately 13,350 square feet of office space. We believe that these facilities will adequately provide for the future growth needs of the long-term brokering and lending operations.

Legal Proceedings

     We are a party to litigation and claims, which are normal in the course of its operations. While the results of such litigation and claims cannot be predicted with certainty, we believe the final outcome of such matters will not have a material adverse effect on us.

MANAGEMENT

     The following table provides certain information with respect to our executive officers and directors.

Name	Age	Position

Raymond Eshaghian	33	Chairman of the Board, Chief Executive Officer, President and Secretary
Masoud Najand	49	Chief Financial Officer
H. Wayne Snavely(1)	61	Director
M. Aaron Yashouafar(1)	41	Director

(1)	Member of the Audit and Compensation Committees

     Raymond Eshaghian has served as the Chief Executive Officer, President and Chairman of the Board of The Mortgage Store since July 1995 and has held similar titles at TMSF Holdings, Inc. since October 2002. Mr. Eshaghian also served as Vice President of The Mortgage Store from May 1994 to July 1995.

     Masoud Najand has served as the Chief Financial Officer of TMSF Holdings, Inc. since October 2002 and as the Controller of The Mortgage Store since January 2000. From March 1997 to January 2000, Mr. Najand was a consultant to The Mortgage Store.

     H. Wayne Snavely has served as a member of each of The Mortgage Store’s and TMSF Holdings, Inc.’s Board of Directors since October 2002. Mr. Snavely served as the Chairman of the Board and Chief Executive Officer of Imperial Credit Industries, Inc. from December 1991 to August 2001. Mr. Snavely also served as President of Imperial Credit Industries, Inc. from February 1996 to August 2001. Mr. Snavely served as a member of the Board of Directors of Imperial Bank from 1975 to 1983 and from 1993 to 1998. Mr. Snavely currently serves on the Board of Visitors of the Graduate School of Business Management at Pepperdine University.

     M. Aaron Yashouafar has served as a member of each of The Mortgage Store’s and TMSF Holdings, Inc.’s Board of Directors since October 2002. Mr. Yashouafar is an owner of Milbank Real Estate Services, Inc., a commercial real estate investment and management company in Los Angeles, California, and he has served as its Chief Executive Officer since 2000. Prior to becoming its Chief Executive Officer, Mr. Yashouafar served as Executive Vice President of Milbank Real Estate Services from 1993 to 2000. Additionally, Mr. Yashouafar served as Vice President of Supreme Property Management Company from 1983 to 1993. M. Aaron Yashouafar graduated from California State University at Northridge in 1982 with a degree in Business Administration.

     There are no family relationships between any of the directors or executive officers of the Company.

Compensation of Directors

     We do not pay our directors any annual compensation for their services or for attendance at Board or committee meetings. Non-employee directors are reimbursed for reasonable costs and expenses incurred for attending any director or committee meetings. However, we paid H. Wayne Snavely consulting fees of $35,000 in 2002.

Committees and Attendance at Board Meetings

     Two meetings of the Board of Directors were held in 2002. Each director attended both meetings.

     The Audit Committee, established by the Board of Directors on November 1, 2002, reviews the scope of auditing activities performed by our independent accountants. The purpose of the Audit Committee is to recommend engagement of our independent auditors, to approve the services performed by such auditors, to consult with such auditors and review with them the results of their examination, to review and approve any material accounting policy changes affecting our operating results and to review our control procedures and personnel. The Audit Committee did not meet during 2002.

     The Compensation Committee was established by the Board of Directors on November 1, 2002. The purpose of the Compensation Committee is to review and approve the compensation benefits and severance arrangements for our officers and other employees, administer our stock option and stock purchase plans and make recommendations to the Board of Directors regarding such matters. The Compensation Committee did not meet during 2002; however, Raymond Eshaghian, our Chairman of the Board, Chief Executive Officer, President and Secretary, reviewed the compensation of the executive officers for 2002. The executive compensation for 2002 was discussed with and approved by our Board of Directors, including the two non-employee directors, H. Wayne Snavely and M. Aaron Yashouafar. See “Certain Relationships and Related Transactions.”

Executive Compensation

     The following table sets forth information concerning the annual and long-term compensation earned by (1) our Chief Executive Officer, (2) our former President who served in such capacity until October 2002 when The Mortgage Store became a wholly-owned subsidiary of TMSF Holdings, Inc. (the “Reorganization”) and (3) each of the other executive officers whose annual salary and bonus during 2000, 2001 and 2002 exceeded $100,000 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

					Awards	Payouts

				Other Annual
Name and Principal		Salary		Compensation	Restricted	All Other
Position	Year	($)	Bonus ($)	($)	Stock Award	Compensation ($)

Raymond Eshaghian(1) Chairman of the Board, Chief Executive Officer,	2002 2001 2000	250,000 250,000 200,000	125,000 144,487 6,037	— — —	— — —	13,060 11,820 8,884	(4) (4) (4)
President and Secretary
Travis T. Jenson(2)	2002	—	—	—	—	—
President	2002	—	—	—	—	—
	2001	—	—	—	35,000 (6)	—
Masoud Najand(3)	2002	96,000	30,500	—	—	—
Chief Financial Officer	2001	89,561	39,000	—	—	—

(1)	Mr. Eshaghian has served as the Chairman of the Board, Chief Executive Officer, President and Secretary of TMSF Holdings, Inc. since October 2002 when the Reorganization was completed. Prior to the completion of the Reorganization, Mr. Eshaghian served as President of The Mortgage Store. See “Certain Relationships and Related Transactions — The Mortgage Store.” Mr. Eshaghian’s compensation is reported in the table with respect to his positions at both TMSF Holdings, Inc. and The Mortgage Store for the years ended December 31, 2002, 2001 and 2000.

(2)	Mr. Jenson served as President of TMSF Holdings, Inc. prior to the completion of the Reorganization. Following the completion of the Reorganization, TMSF Holdings, Inc.’s Board of Directors elected to change its fiscal year, and beginning on December 21, 2002, TMSF Holdings, Inc.’s fiscal year-end changed from July 31 to December 31. Mr. Jenson’s compensation is reported in the table with respect to his position at TMSF Holdings, Inc. for the five months ended December 31, 2002 and the years ended July 31, 2001 and 2002.

(3)	Mr. Najand has served as the Chief Financial Officer of TMSF Holdings, Inc. since October 2002 when the Reorganization was completed. Prior to the completion of the Reorganization, Mr. Najand served as Controller of The Mortgage Store, which he joined in January 2001. Mr. Najand’s compensation is reported in the table with respect to his positions at both TMSF Holdings, Inc. and The Mortgage Store for the years ended December 31, 2001 and 2002.

(4)	Represents life insurance payments.

(5)	Represents car allowance.

(6)	Represents 35,000 shares of TMSF Holdings, Inc.’s common stock that were cancelled in the Reorganization.

Stock Option Plan

     As of January 30, 2003, our Board of Directors adopted the 2003 Stock Option, Deferred Stock and Restricted Stock Plan ( the “Plan”), which provides for the grant of qualified incentive stock options (“ISOs”) that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), stock options not so qualified (“NQSOs”), deferred stock and restricted stock awards (“Awards”). The Plan may be administered by either the Board of Directors or a committee of directors appointed by the Board of Directors (the “Committee”). ISOs may be granted to the officers and key employees of our company or any of its subsidiaries. The exercise price for any ISO granted under the Plan may not be less than 100% (or 110% in the case of ISOs granted to an employee who is deemed to own in excess of 10% of the outstanding shares of our common stock) of the fair market value of the shares of our common stock at the time the option is granted. The exercise price for any NQSO granted under the Plan may not be less than 85% of the fair market value of the shares of our common stock at the time the option is granted. The purpose of the Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to those whose job performance affects our Company.

     The Plan authorizes the grant of options to purchase, and Awards of, an aggregate of up to 2,000,000 shares of our common stock. The number of shares reserved for issuance under the Plan is subject to anti-dilution provisions for stock splits, stock dividends and similar events. If an option granted under the Plan expires or terminates, or an Award is forfeited, the shares subject to any unexercised portion of such option or Award will again become available for the issuance of further options or Awards under the Plan.

     Under the Plan, we may make loans available to stock option holders, subject to the Committee’s approval, in connection with the exercise of stock options granted under the Plan. If shares of our common stock are pledged as collateral for such indebtedness, such shares may be returned to us in satisfaction of such indebtedness. If so returned, such shares shall again be available for issuance in connection with future stock options and Awards under the Plan.

     No options or Awards may be granted under the Plan after January 30, 2013, provided that our Board of Directors does not otherwise amend or terminate the Plan prior to such date.

     Options granted under the Plan will become exercisable according to the terms of the grant made by the Board of Directors or the Committee. Awards will be subject to the terms and restrictions of the award made by the Board of Directors or the Committee. The Board of Directors and the Committee have discretionary authority to select participants from among eligible persons and to determine at the time an option or Award is granted, and in the case of options, whether it is intended to be an ISO or a NQSO, and when and in what increments shares covered by the option may be purchased. Under current law, ISOs may not be granted to any individual who is not also an officer or employee of our company or any subsidiary.

     The exercise price of any option granted under the Plan is payable in full (i) in cash, (ii) by surrender of shares of our common stock already owned by the option holder having a market value equal to the aggregate exercise price of all shares to be purchased, (iii) by cancellation of indebtedness owed by our company to the option holder, (iv) by a full recourse promissory note executed by the option holder, (v) by arrangement with a broker or (vi) by any combination of the foregoing. The terms of any promissory note may be changed from time to time by the Board of Directors to comply with applicable Internal Revenue Service or Securities and Exchange Commission regulations or other relevant pronouncements.

     The Board of Directors may from time to time revise or amend the Plan and may suspend or discontinue it at any time. However, no such revision or amendment may impair the rights of any participant under any outstanding stock option or Awards without such participant’s consent or may, without stockholder approval, increase the number of shares subject to the Plan or decrease the exercise price of a stock option to less than 100% of fair market value on the date of grant (with the exception of adjustments resulting from changes in capitalization), materially modify the class of participants eligible to receive options or Awards under the Plan, materially increase the benefits accruing to participants under the Plan or extend the maximum option term under the Plan.

     In the event of a change of control, all outstanding stock options and Awards will fully vest and any indebtedness incurred in connection with the Plan will be forgiven. A “change of control” occurs when (i) any person becomes the beneficial owner, directly or indirectly, of 50 percent or more of the combined voting power of our securities, (ii) during any consecutive two-year period, individuals who at the beginning of such period constitute the Board of Directors, and any new director, with certain exceptions, who was approved by at least two-thirds of the directors still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board of Directors, (iii) in some circumstances, the stockholders approve a merger or consolidation, or (iv) the stockholders approve the complete liquidation, sale or disposition of all or substantially all of our assets.

     As of April 30, 2003, no options to purchase shares of our common stock had been granted or were outstanding under the Plan. We have 2,000,000 shares of our common stock underlying options available for grant under the Plan.

Options Granted in 2002

     We did not grant stock options to any of the Named Executive Officers during the year ended December 31, 2002.

Aggregated Option Exercises in 2002 and 2002 Year-End Option Values

     As of December 31, 2002, there were no outstanding stock options held by any of the Named Executive Officers, and the Named Executive Officers did not exercise any stock options during the year ended December 31, 2002.

Securities Authorized for Issuance Under Equity Compensation Plans

     As of December 31, 2002, we had not adopted any equity compensation plans (including individual compensation arrangements), whether or not approved by its stockholders, pursuant to which equity securities of our company are authorized for issuance.

401(k) Plan

     Beginning in 2003, we initiated a contributory retirement plan (the “401(k) Plan”) for all full time employees ages 21 years and older with at least 90 days of service, which is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her salary and that we may make a contribution equal to a percentage of salary contributed by the participant to his or her plan account at the end of each plan year. Under the 401(k) Plan, employees may elect to enroll on the first day of the month following eligibility, provided that they have been employed by us for at least 90 days.

     Subject to the rules of maintaining the tax status of the 401(k) Plan, an additional contribution may be made by us at our discretion. Our matching contributions might be made at the discretion of our company and our Board of Directors after the end of the fiscal year. We have made no contributions in the past and there is no current plan to make any such contribution for this year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Mortgage Store

     The Mortgage Store is a wholly-owned subsidiary of TMSF Holdings, Inc., which is a holding company. TMSF Holdings, Inc. and The Mortgage Store have interlocking executive positions and share common ownership. As of May 7, 2003, Raymond Eshaghian, TMSF Holdings, Inc.’s and the Mortgage Store’s Chairman of the Board, Chief Executive Officer, President and Secretary, beneficially owns 63.3% of the outstanding shares of our common stock. See “Security Ownership of Certain Beneficial Owners and Management.”

Related Party Transactions

     Raymond Eshaghian’s father is the owner of TNC Investment Corp., which provides consulting services to our company. We paid $50,000 and $30,000 to TNC Investment Corp. for consulting services that were provided in 2001 and 2002, respectively. Raymond Eshaghian is the owner of Cobyco Corp., which provides marketing services to our company. We paid $62,000 and $130,000 to Cobyco Corp. for marketing services that were provided in 2001 and 2002, respectively. M. Aaron Yashouafar, who is a member of our Board of Directors, is the owner of a business entity that provides consulting services to our company. We paid $66,250 to Mr. Yashouafar’s business entity for marketing services that were provided in 2002.

     In September 2002, a partnership owned by M. Aaron Yashouafar was sold and issued 500 shares of The Mortgage Store’s Series C preferred stock at a price of $1,000 per share in a private offering, and another partnership owned by his brother, Solyman Yashouafar, was sold and issued 500 shares of The Mortgage Store’s Series C preferred stock at a price of $1,000 per share in the private offering. In September and October 2002, each partnership was paid dividends in the aggregate amount of $10,000 on the shares of preferred stock then held. In October 2002, The Mortgage Store redeemed the 1,000 shares of Series C preferred stock in exchange for two $500,000 promissory notes, one note issued to each of the partnerships. In addition, a lending company owned by M. Aaron Yashouafar and Solyman Yashouafar held a $1,000,000 promissory note previously issued by The Mortgage Store. Following the reorganization pursuant to which The Mortgage Store became a wholly-owned subsidiary of TMSF Holdings, Inc., the three promissory notes in the aggregate amount of $2,000,000 were exchanged for shares of our common stock at a price of $0.60 per share in a private offering in November 2002. See “Certain Relationships and Related Transactions—Private Placement.” As a result, M. Aaron Yashouafar beneficially owns 2,000,000 shares of our common stock, and Solyman Yashouafar beneficially owns 1,790,000 shares of our common stock. In June 2003, the lending company was issued a $2,000,000 convertible promissory note with a three-year term from the date of issuance and a conversion price equal to $0.70 per share of common stock.

     We have entered into a consulting agreement with H. Wayne Snavely, a member of our Board of Directors. See “Election of Directors—Compensation of Directors.”

Lease Agreement

     In October 2002, we began leasing our corporate offices from Milbank Real Estate Services, Inc., a commercial real estate investment and management company that is owned in part by M. Aaron Yashouafar, who is a member of our Board of Director. We paid approximately $50,000 to Milbank Real Estate Services for the lease of our corporate offices during the three months ending December 31, 2002. The lease, which expires in 2005, provides for future lease payments of approximately $695,000 during the term of the lease.

Private Placement

     On November 29, 2002, an aggregate of 5,000,000 shares of our common stock, par value $0.001, was sold and issued at a price of $0.60 per share in a private offering to four accredited investors pursuant to Regulation D of the Securities Act of 1933 in exchange for $2,000,000 principal amount of notes that was previously issued by The Mortgage Store to affiliates of the investors and a cash payment of $1,000,000.

     M. Aaron Yashouafar, a member of our Board of Directors, participated in this private offering and, as a result, he beneficially owns 2,000,000 shares of our common stock.

Registration of Shares

     We have agreed to register 14,500,000 shares of our outstanding common stock, which includes 9,500,000 shares issued to Raymond Eshaghian, as well as the 5,000,000 shares issued pursuant to the private placement in November 2002, of which 2,000,000 are beneficially owned by M. Aaron Yashouafar, one of our directors.

PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of May 31, 2003 by (1) each person known to us to beneficially own more than five percent of our common stock, (2) each director, (3) our executive officers, (4) all directors and executive officers as a group, and (5) the selling stockholders. The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. Because the selling stockholders may offer all or some of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering, we can give no estimate as to the amount of shares that will be held by the selling stockholders after completion of this offering.

     The percentage ownership is calculated using 15,000,000 shares of our common stock that were outstanding as of May 31, 2003. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities, or the right to acquire voting or investment power within 60 days through the exercise of an option, warrant or right, through the conversion of a security, or through the power to revoke a trust. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. The address of each of such persons listed below is c/o: TMSF Holdings, Inc., 727 Seventh Street, Suite 850, Los Angeles, CA 90017.

	Number of		Number of	Percentage of Class of Shares
	Shares		Shares	Beneficially Owned
	Beneficially	Number of	Beneficially
	Owned Prior	Shares Being	Owned on		Upon
	to This	Offered by the	Completion of	Prior to this	Completion of
Name of Beneficial Owner	Offering	Stockholder	this Offering	Offering	this Offering

Raymond Eshaghian	9,500,000	950,000	8,550,000	63.3%	57.0%
M. Aaron Yashouafar	3,428,571 (1)	172,000	3,256,571	20.9	19.8
H. Wayne Snavely	—	—	—	—	—
Masoud Najand	—	—	—	—	—
Solyman Yashouafar	3,218,571 (2)	172,000	3,046,571	19.6	18.5
H. Joseph Nourmand	1,070,000 (3)	100,000	970,000	7.1	6.5
All directors and officers as a group (4 persons)	12,928,571	1,122,000	11,806,571	78.7	71.9

(1)	Mr. Yashouafar directly owns 1,720,000 shares and beneficially owns an additional 280,000 shares held by four minor children, all of whom share the same household with him. Includes an additional 1,428,571 shares currently issuable upon conversion of note, which represents Mr. Yashouafar’s pecuniary interest in $2,000,000 convertible promissory note held by lending company owned by M. Aaron Yashouafar and Solyman Yashouafar.

(2)	Mr. Yashouafar directly owns 1,720,000 shares and beneficially owns an additional 70,000 shares held by one minor child who shares the same household with him. Includes an additional 1,428,571 shares currently issuable upon conversion of note, which represents Mr. Yashouafar’s pecuniary interest in $2,000,000 convertible promissory note held by lending company owned by M. Aaron Yashouafar and Solyman Yashouafar.

(3)	Mr. Nourmand directly owns 535,000 shares and beneficially owns an additional 465,000 shares held by his wife, Doris Nourmand, 35,000 shares held by one minor daughter and 35,000 shares held by another minor daughter, all of whom share the same household. Under the rules of the Securities and Exchange Commission, Ms. Nourmand also beneficially owns the same 1,070,000 shares of our common stock.

     As of May 31, 2003, Raymond Eshaghian beneficially owns approximately 63.3% of the voting power of our common stock. By virtue of this stock ownership, Mr. Eshaghian may be deemed to be a “control person” of the Company within the meaning of the rules and regulations promulgated under the Securities Act of 1933, as amended. Mr. Eshaghian has the right to elect the majority of the members of our Board of Directors, and he has the ability to significantly control the outcome of matters for which the consent of the holders of the majority of the outstanding shares of our common stock is required.

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We have agreed to bear expenses incurred, which are estimated to be $50,000, that relate to the registration of the shares being offered and sold by the selling stockholders, including the Securities and Exchange Commission registration fee and legal, accounting, printing and other expenses of this offering.

DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is governed by and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common stock

     As of May 31, 2003, we had 15,000,000 shares of common stock outstanding, which were held of record and beneficially by approximately 100 stockholders. As of May 31, 2003, there were no shares of common stock underlying outstanding warrants issued and no shares of common stock underlying outstanding stock options granted.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

     We do not intend to pay cash dividends on our common stock in the foreseeable future. To the extent we have earnings in the future, we intend to reinvest such earnings in our business operations.

     The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that is not traded on a national securities exchange or the NASDAQ Stock Market and that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. A security of an issuer, generally, that has net tangible assets in excess of $2 million or $5 million, respectively, depending upon whether the issuer has been continuously operating for less or more than three years, or “average revenue” of at least $6 million for the last three years, would also be excluded from the definition of “penny stock.” As long as we do not meet these financial requirements and our common stock is trading at less than $5.00 per share on the OTC Bulletin Board, our common stock is governed by rules that impose additional sales practice requirements on broker-dealers who sell our securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase, resulting in restrictions on the marketability of our common stock. Additionally, the Securities and Exchange Commission’s penny stock rules include various disclosure requirements that may restrict the ability of broker-dealers to sell our common stock and may affect the ability of our common stockholders to sell their shares in the secondary market.

Preferred Stock

     Under our certificate of incorporation, our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, privileges, preferences, powers and designations of the preferred stock, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any vote or action of our stockholders. Although we do not currently have any plans to issue preferred stock, our Board of Directors retains the right to elect to issue preferred stock in the future.

Stock Options

     As of May 31, 2003, there were no issued nor outstanding stock options to purchase any shares of our common stock.

Warrants

     As of May 31, 2003, there were no issued nor outstanding warrants to purchase any shares of our common stock.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder.

     Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior, did own 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

     Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

•	provide our board of directors with the ability to alter our bylaws without stockholder approval;

•	provide that special meetings of stockholders can only be called by our Chief Executive Officer or President, or by our Board of Directors at the request in writing of a majority of the members of our Board of Directors;

•	provide for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum; and

•	allow us to issue up to 10,000,000 shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of our common stock, as well as having the anti-takeover effects discussed above.

     Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Interwest Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE

     As of May 31, 2003, we had outstanding 15,000,000 shares of common stock.

Rule 144

     All of the 1,394,000 shares registered in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933. As of May 31, 2003, we also have outstanding an additional 13,606,000 shares of common stock outstanding that were issued and sold in reliance on exemptions from the registration requirements of the Securities Act of 1933. If shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, their sales of shares would be governed by the limitations and restrictions that are described below.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, including any person who may be deemed to be an “affiliate” (as the term “affiliate” is defined under the Securities Act of 1933), would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which as of May 31, 2003 would equal approximately 150,000; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also governed by other requirements regarding the manner of sale, notice filing and the availability of current public information about us. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell shares which are “restricted securities” which have been held for at least two years without regard to the limitations contained in Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

Rule 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Resale of Shares Underlying Stock Options and Warrants

     We have a stock option plan for 2,000,000 shares of which as of May 31, 2003, none were granted and all remained available for grant. From time to time, we may issue non-plan stock options pursuant to various agreements with compensatory arrangements. As of May 31, 2003, there were no outstanding non-plan options to purchase shares of our common stock.

PLAN OF DISTRIBUTION

     The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Subject to any agreements by the selling stockholders described above, the selling stockholders may sell the shares from time to time at market prices prevailing on the OTC Bulletin Board at the time of offer and sale, or at prices related to such prevailing market prices; or in negotiated transactions; or a combination of such methods of sale directly or through brokers.

     The selling stockholders may effect such transactions by offering and selling the shares directly to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom the selling stockholders may sell as principal, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions.

     The selling stockholders and any broker-dealers who act in connection with the sale of his shares shall be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions or commissions received by them and profit on any resale of the shares as principal shall be deemed to be underwriting discounts, concessions and commissions under the Securities Act of 1933. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as underwriters or otherwise.

     We have advised the selling stockholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be governed by the prospectus delivery requirements under the Securities Act of 1933. Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be governed by the applicable provisions of the Securities and Exchange Act of 1934, and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the common stock.

     We have advised the selling stockholders that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and any of their affiliates. The selling stockholders have advised us that during the time the selling stockholders may be engaged in the attempt to sell shares registered under this prospectus, they will:

•	not engage in any stabilization activity in connection with any of the shares;

•	not bid for or purchase any of the shares or any rights to acquire the shares, or attempt to induce any person to purchase any of the shares or rights to acquire the shares other than as permitted under the Securities Exchange Act of 1934;

•	not effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to describe the terms of the sale or distribution; and

•	effect all sales of shares in broker’s transactions through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transactions where no broker or other third party, other than the purchaser, is involved.

     The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any broker-dealers, and any profits received on the resale of shares, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933 if the broker-dealers purchase shares as principal.

     In the absence of this registration statement, the selling stockholders would be able to sell their shares only pursuant to the limitations of Rule 144 promulgated under the Securities Act of 1933 as described above.

LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Kirkpatrick & Lockhart LLP, Los Angeles, California.

EXPERTS

     The financial statements appearing in this Prospectus and Registration Statement have been audited by Singer, Lewak, Greenbaum & Goldstein, LLP, independent accountants; to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such Firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and in accordance with the Securities Exchange Act of 1934, we file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports, and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

TMSF HOLDINGS, INC. AND SUBSIDIARY
CONTENTS
December 31, 2002 and March 31, 2003 (unaudited)

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
TMSF Holdings, Inc. and subsidiary

     We have audited the accompanying consolidated balance sheet of TMSF Holdings, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of income, stockholder’s equity, and cash flows for each of the two years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TMSF Holdings, Inc. and subsidiary as of December 31, 2002, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/S/ SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
March 12, 2003

TMSF HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
December 31, 2002 and March 31, 2003 (unaudited)

	December 31, 2002	March 31, 2003

		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$732,482	$—
Mortgage loans held for sale	83,081,540	61,832,260
Prepaid expenses	209,061	166,420
Deferred tax asset	159,000	159,000
Employee advances	98,786	461,899

Total current assets	84,280,869	62,619,579

Restricted cash	1,520,741	1,468,720
Property and equipment, net	265,504	335,272
Deposits and other assets	238,011	532,806

Total assets	$86,305,125	$64,956,377

	LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Bank overdraft	$—	$671,010
Note payable—related party	—	969,035
Warehouse lines of credit	81,261,337	58,125,828
Accounts and other payables	566,371	2,888
Accrued income taxes	—	667,000
Escrow funds payable	466,070	4,398
Accrued expenses	53,882	42,913
Deferred tax liability	500,000	303,000

Total current liabilities	82,847,660	60,786,072

Commitments
Stockholders’ equity
Preferred stock, $0.001 par value 10,000,000 shares authorized no shares issued and outstanding	—	—
Common stock, $0.001 par value 100,000,000 shares authorized 14,836,365 and 15,000,000 (unaudited) shares issued and outstanding	14,836	15,000
Additional paid-in capital	3,035,164	3,043,182
Retained earnings	407,465	1,112,123

Total stockholder’s equity	3,457,465	4,170,305

Total liabilities and stockholders’ equity	$86,305,125	$64,956,377

The accompanying notes are an integral part of these financial statements.

TMSF HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2001 and 2002 and
for the Three Months Ended March 31, 2002 and 2003 (unaudited)

	For the Year Ended		For the Three Months Ended
	December 31,		March 31,

	2001	2002	2002	2003

			(unaudited)	(unaudited)
Loan income
Income from sales of loans	$5,944,201	$11,337,711	$1,527,466	$6,134,115
Mortgage interest income	1,007,120	2,255,307	276,287	1,308,700
Commission fee income	47,355	66,441	44,811	2,477

Total loan income	6,998,676	13,659,459	1,848,564	7,445,292

Costs of loan origination and sale of mortgages
Appraisals	174,843	340,362	69,066	105,555
Commissions	2,883,932	5,128,928	652,941	2,921,948
Credit reports	29,001	75,968	9,564	34,721
Other costs	138,809	176,894	25,981	69,621
Signing service	100	370	—	—
Warehouse fees	43,514	116,119	12,140	45,999
Warehouse interest expense	968,817	1,748,775	199,510	1,259,274

Total costs of loan origination and sale of mortgages	4,239,016	7,587,416	969,202	4,437,118

Gross profit	2,759,660	6,072,043	879,362	3,008,174

Operating expenses	2,627,232	5,051,694	783,144	1,840,379

Income from operations	132,428	1,020,349	96,218	1,167,795

Other income (expense)
Interest income	18,406	12,302	4,092	4,699
Other income	—	—	—	2,164
Loss on disposal of property and equipment	(49,656)	(21,096)	—	—

Total other income (expense)	(31,250)	(8,794)	4,092	6,863

Income before provision for income taxes	101,178	1,011,555	100,310	1,174,658
Provision for income taxes	40,000	423,800	43,000	470,000

Net income	61,178	587,755	57,310	704,658
Less preferred stock dividends	20,000	194,873	63,375	—

Net income available to common stockholders	$41,178	$392,882	$(6,065)	$704,658

Basic and fully diluted earnings per share	$0.00	$0.04	$(0.81)	$0.05

Basic and fully diluted weighted-average common shares outstanding	14,210,959	9,569,913	7,500	14,936,364

The accompanying notes are an integral part of these financial statements.

TMSF HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2002 and 2001 and
for the Three Months Ended March 31, 2003 (unaudited)

	Preferred Stock

	Class A		Class B		Class C

	Shares	Amount	Shares	Amount	Shares	Amount

Balance, December 31, 2000	1,200	$330,000	—	$—	—	$—
Issuance of preferred stock	1,000	275,000	100	217,800	1,000	1,000,000
Redemption of preferred stock	(1,200)	(330,000)
Redemption of common stock
Dividend distributions
Net income

Balance, December 31, 2001	1,000	275,000	100	217,800	1,000	1,000,000
Issuance of preferred stock					1,000	1,000,000
Redemption of preferred stock			(50)	(110,200)
Redemption of preferred stock in share exchange	(1,000)	(275,000)	(50)	(107,600)	(2,000)	(2,000,000)
Changes due to recapitalization
Issuance of common stock in private placement
Dividend distributions
Net income

Balance, December 31, 2002	—	—	—	—	—	—

Issuance of common stock in (unaudited)
Net income (unaudited)

Balance, March 31, 2003 (unaudited)	—	$—	—	$—	—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Common Stock		Additional
			Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total

Balance, December 31, 2000	19,000,000	$19,000	$251,000	$(26,595)	$573,405
Issuance of preferred stock					1,492,800
Redemption of preferred stock					(330,000)
Redemption of common stock	(9,500,000)	(9,500)	(210,500)		(220,000)
Dividend distributions				(20,000)	(20,000)
Net income				61,178	61,178

Balance, December 31, 2001	9,500,000	9,500	40,500	14,583	1,557,383
Issuance of preferred stock					1,000,000
Redemption of preferred stock					(110,200)
Redemption of preferred stock in share exchange					(2,382,600)
Changes due to recapitalization	336,365	336	(336)		—
Issuance of common stock in private placement	5,000,000	5,000	2,995,000		3,000,000
Dividend distributions				(194,873)	(194,873)
Net income				587,755	587,755

Balance, December 31, 2002	14,836,365	$14,836	$3,035,164	$407,465	$3,457,465

Issuance of common stock in (unaudited)	163,635	164	8,018		8,182
Net income (unaudited)				704,658	704,658

Balance, March 31, 2003 (unaudited)	15,000,000	$15,000	$3,043,182	$1,112,123	$4,170,305

The accompanying notes are an integral part of these financial statements.

TMSF HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2002
and the Three Months Ended March 31, 2002 and 2003 (unaudited)

	For the Year Ended December 31,		For the Three Months Ended March 31,

	2001	2002	2002	2003

			(unaudited)	(unaudited)
Cash flows from operating activities
Net income	$61,178	$587,755	$57,310	$704,658
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	17,375	44,002	7,613	15,637
Bad debt expense	—	—	—	25,954
Loss on disposal of property and equipment	49,656	21,096	—	—
Deferred income taxes	(68,000)	—	—	—
(Increase) decrease in
Mortgage loans held for sale	(3,288,812)	(68,359,714)	(15,207,075)	21,249,280
Prepaid expenses	—	(206,696)	—	42,641
Income tax receivable	—	(159,000)	—	—
Employee advances	(4,800)	(93,986)	(5,090)	(389,067)
Deposits and other assets	(121,636)	(81,457)	(1,161,268)	(294,795)
Increase (decrease) in
Accounts and other payables	28,622	876,465	312,525	(1,025,155)
Accrued expenses	—	53,882	139,088	(10,969)
Income tax payable	64,582	(61,747)	(2,979)	667,000
Deferred tax liability	—	498,000	—	(197,000)

Net cash provided by (used in) operating activities	(3,261,835)	(66,881,400)	(15,859,876)	20,788,184

Cash flows from investing activities
Issuance of notes receivable – stockholder	(80,000)	—	—	—
Sale of investments	100,000	—	—	—
(Increase) decrease in restricted cash	(39,972)	(1,362,476)	(381,100)	52,021
Purchase of property and equipment	(96,278)	(219,957)	(47,649)	(85,405)

Net cash used in investing activities	(116,250)	(1,582,433)	(428,749)	(33,384)

Cash flows from financing activities
Book overdraft	(61,023)	—	—	671,010
Warehouse lines of credit	3,324,130	66,635,185	15,349,393	(23,135,509)
Proceeds from note payable			—	969,035
Issuance of preferred stock	1,492,800	1,000,000	—	—
Redemption of preferred stock	—	(492,800)	—	—
Dividends paid to preferred stockholder	(20,000)	(194,873)	(63,375)	—
Issuance of common stock	—	1,000,000	—	8,182
Redemption of common stock	(220,000)	—	—	—

Net cash provided by (used in) financing activities	4,515,907	67,947,512	15,286,018	(21,487,282)

Net increase (decrease) in cash and cash equivalents	$1,137,822	$(516,321)	$(1,002,607)	$(732,482)

The accompanying notes are an integral part of these financial statements

TMSF HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)
For the Years Ended December 31, 2001 and 2002
and the Three Months Ended March 31, 2002 and 2003 (unaudited)

	For the Year Ended December 31,		For the Three Months Ended March 31,

	2001	2002	2002	2003

			(unaudited)	(unaudited)
Cash and cash equivalents, beginning of year	110,981	1,248,803	1,248,803	732,482
Cash and cash equivalents, end of year	$1,248,803	$732,482	$246,196	$—
Supplemental disclosures of cash flow information
Interest paid	$—	$—	$—	$—
Income taxes paid	$43,418	$82,410	$45,979	$—

Supplemental schedule of non-cash investing and financing activities.

During the year ended December 31, 2002, the Company issued $2,000,000 of common stock in exchange for a note payable for the same amount.

During the year ended December 31, 2002, the Company redeemed $2,000,000 of preferred stock from its sole stockholder by issuing a note payable for the same amount.

During the year ended December 31, 2001, the Company redeemed $330,000 of preferred stock from a stockholder by eliminating a note payable for the same amount.

The accompanying notes are an integral part of these financial statements.

TMSF HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and March 31, 2003 (unaudited)

NOTE 1 – ORGANIZATION AND LINE OF BUSINESS

General

     The Mortgage Store Financial, Inc. was incorporated on August 25, 1992. The Company (as defined in Note 2) is licensed by the California Department of Real Estate and is principally engaged in the origination and purchase of residential mortgage loans. Generally, such loans are subsequently sold to financial institutions or to other entities that sell such loans to investors as a part of secured investment packages. The Company has obtained approval from the Department of Housing and Urban Development to act as a non-supervised mortgagee.

Share Exchange, Redemption of Stock, and Consulting Agreement

     On November 4, 2002, the Company and its sole stockholder entered into a share exchange agreement with Little Creek, Inc. (“Little Creek”), a publicly trading company listed on the OTC Bulletin Board, in which the sole stockholder received 9,500,000 shares, or approximately 97% of the stock of Little Creek, in exchange for 100% of the stock of the Company. Under the terms of the exchange agreement, 1,295,118 shares of Little Creek were canceled prior to the transaction, and 336,365 shares remaining issued and outstanding. Subsequently, Little Creek’s name was changed to TMSF Holdings, Inc., and its incorporated domicile was changed from the state of Utah to the state of Delaware.

     The transaction was accounted as a reverse acquisition. The accompanying financial statements reflect the consolidated statements of TMSF Holdings, Inc. and its wholly owned subsidiary, The Mortgage Store Financial, Inc. Pro forma information of the combined businesses are not furnished as Little Creek had insignificant assets, liabilities, and operations.

     In addition, on the closing, TMSF Holdings, Inc. entered into a one-year consulting agreement under which it will pay the consultant $265,000 and issue a five-year warrant to purchase 163,635 shares of common stock of TMSF Holdings, Inc. at a per share exercise price of $0.05. The fair value of the warrants was insignificant. All warrants were exercised in February 2003. The consulting fee is being amortized over one year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of TMSF Holdings, Inc. and its wholly owned subsidiary, The Mortgage Store Financial, Inc. (collectively, the “Company”). All significant inter-company accounts and transactions are eliminated in consolidation.

Revenue Recognition

     Commission fee income and other fees earned on loans brokered are recorded as income when the related loan is sold.

TMSF HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and March 31, 2003 (unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

     The Company utilizes Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income.” This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company’s financial statements since the Company did not have any of the items of comprehensive income in the period presented.

Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Mortgage Loans Held for Sale

     Mortgage loans held for sale are recorded at the aggregate lower of cost or market, less an estimated allowance for losses on repurchased loans. All mortgage loans are collateralized by residential property.

     Revenues associated with closing fees received by the Company and costs associated with obtaining mortgage loans are deferred and recognized upon sale of the related mortgage loans. Mortgage loans receivable are reported net of such deferred revenues and costs in the accompanying balance sheet.

Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives of five to seven years.

Fair Value of Financial Instruments

     For certain of the Company’s financial instruments, including cash and cash equivalents, mortgage loans held for sale, prepaid expenses, income tax receivable, employee advances, restricted cash, deposits and other assets, warehouse lines of credit, accounts and other payables, escrow funds payable, accrued expenses, and deferred tax liability, the carrying amounts approximate fair value due to their short maturities.

Advertising Costs

     The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2002 and 2001 and the three months ended March 31, 2003 and 2002 were 70,964, $35,850, $6,156 (unaudited), and $4,269 (unaudited), respectively.

TMSF HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and March 31, 2003 (unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial report amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. At December 31, 2002 and March 31, 2003, the net deferred tax liability is a result of the use of differing depreciation methods between financial and tax reporting purposes, and the use of the accrual method of accounting for financial reporting purposes and the cash basis for tax reporting purposes. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period, if any, and the change during the period in deferred tax assets and liabilities.

Earnings Per Share

     The Company utilizes SFAS No. 128, “Earnings per Share.” Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

Reclassifications

     Certain amounts included in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications did not have any effect on reported net income.

Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

     At December 31, 2002 and March 31, 2003, the Company maintained cash balances with banks totaling $3,488,270 and $1,614,784 (unaudited), respectively, in excess of federally insured amounts of $100,000 per bank.

Major Customers

     During the year ended December 31, 2002, the Company sold 33%, 27%, 22% and 12% of its mortgage loans to four institutional investors. During the three months ended March 31, 2003, the Company sold 37% (unaudited), 32% (unaudited), 13% (unaudited), and 12% (unaudited) of its mortgage loans to four institutional investors (unaudited).

TMSF HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and March 31, 2003 (unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Market Risk

     The Company is involved in the real estate loans market. Changes in interest rates or other market conditions within the real estate loan market may have a significant effect on the volume and profitability of the business of the Company.

Recently Issued Accounting Pronouncements

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 updates, clarifies, and simplifies existing accounting pronouncements. This statement rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary as SFAS No. 4 has been rescinded. SFAS No. 44 has been rescinded as it is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-lease transactions. This statement also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company does not expect adoption of SFAS No. 145 to have a material impact, if any, on its financial position or results of operations.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost, as defined, was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged. This statement is not applicable to the Company.

TMSF HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and March 31, 2003 (unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)

     In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions.” SFAS No. 147 removes the requirement in SFAS No. 72 and Interpretation 9 thereto, to recognize and amortize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. This statement requires that those transactions be accounted for in accordance with SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” In addition, this statement amends SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to include certain financial institution-related intangible assets. This statement is not applicable to the Company.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” an amendment of SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. SFAS No. 148 will not have any impact on the Company’s financial statements as management does not have any intention to change to the fair value method.

NOTE 3 – RESTRICTED CASH

     The Company maintains restricted cash deposits in financial institutions. These restrictions relate to the warehouse lines of credit, whereby the Company must maintain a certain percentage, usually 1% of the outstanding balance, on reserve. The Company does not have access to these funds. Such cash balances at December 31, 2002 and March 31, 2003 aggregated to $1,054,421 and $1,464,249 (unaudited), respectively.

     The Company also maintains an escrow account in a financial institution for funds that are to be reimbursed to borrowers when the escrow closes. Cash balances in the escrow account at December 31, 2002 and March 31, 2003 were $466,320 and $4,471 (unaudited), respectively.

TMSF HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and March 31, 2003 (unaudited)

NOTE 4 – PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 2002 and March 31, 2003 consisted of the following:

	December 31,	March 31,
	2002	2003

		(Unaudited)
Furniture and fixtures	$54,739	$54,739
Office equipment	108,318	108,318
Computer equipment	151,496	236,901
Leasehold improvements	20,000	20,000

	334,553	419,958
Less accumulated depreciation and amortization	69,049	84,686

Total	$265,504	$335,272

     Depreciation and amortization expense was $44,002, $17,375, $15,637 (unaudited), and $7,613 (unaudited) for the years ended December 31, 2002 and 2001 and the three months ended March 31, 2003 and 2002, respectively.

NOTE 5 – NOTE PAYABLE – RELATED PARTY (UNAUDITED)

     At March 31, 2003, the Company owed $969,035 to its stockholder. The note bore interest at 10% per annum and was payable on demand. The note was paid in full in April 2003.

NOTE 6 – WAREHOUSE LINES OF CREDIT

     The Company maintains a warehouse line of credit with a financial institution, which is subject to renewal on an annual basis. Advances are received by the Company up to a maximum of $20,000,000 based upon a specified percentage of mortgage loans, which are pledged as collateral, and interest accrues at prime (4.25% at December 31, 2002), plus 1% per annum. The line of credit contains a financial covenant concerning a minimum net worth of $641,260. As of December 31, 2002, the Company was in compliance with the covenant. The line of credit was closed as of March 31, 2003.

     During the year ended December 31, 2002 the Company secured a second warehouse line of credit with the same credit terms. The Company may borrow up to $50,000,000. In addition the financial institution may allow at its discretion additional borrowings up to $20,000,000 as an over-advance facility. As of December 31, 2003 and March 31, 2003, the Company borrowed $15,257,426, and $8,095,828 (unaudited), respectively, under this over-advance facility. Advances are due upon the earlier of the sale of the mortgage loans that are pledged as collateral or a specified period of time from the date on which the advance was received. The warehouse line of credit is guaranteed by the Company’s stockholder and contains a financial covenant concerning a minimum net worth of $3,438,870. At December 31, 2002 and March 31, 2003, the Company was in compliance with such covenant.

TMSF HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and March 31, 2003 (unaudited)

NOTE 6 – WAREHOUSE LINES OF CREDIT (Continued)

     In addition, the Company must maintain a balance in a separate restricted cash account as a pledge for amounts funded by the warehouse lender in excess of a specified percentage of the loan amount agreed upon by the warehouse lenders. At December 31, 2002 and March 31, 2003, the pledged amounts aggregated to $1,054,421 and $1,464,249 (unaudited), respectively.

     The outstanding balance on the warehouse lines of credit at December 31, 2002 and March 31, 2003 was $81,261,337 and $58,125,828 (unaudited), respectively.

NOTE 7 – BANK LINE OF CREDIT

     The Company maintains an unsecured bank line of credit without a stated expiration date. The Company may borrow up to $50,000. Borrowings bear interest at the bank’s prime rate (4.25% at December 31, 2002), plus 2.5% per annum. The bank line of credit was unused at December 31, 2002 and March 31, 2003.

NOTE 8 – COMMITMENTS

Leases

     The Company leases its office facilities from one of its stockholders, which expires in August 2007. In addition, the Company leases a copier and vehicles under non-cancelable operating leases with a third party, which expire through October 2005. The Company is required to pay for taxes, insurance, and maintenance. Future minimum lease payments under these non-cancelable operating leases as of March 31, 2003 were as follows:

12 Months
Ending	Related
March 31,	Party	Other	Total

2004	$243,000	$29,320	$272,320
2005	243,000	22,216	265,216
2006	243,000	2,817	245,817
2007	243,000	—	243,000
2008	101,250	—	101,250

Total	$1,073,250	$54,353	$1,127,603

     Rent expense was $203,848, $93,799, $66,847 (unaudited), and $29,590 (unaudited) for the years ended December 31, 2002 and 2001 and the three months ended March 31, 2003 and 2002, respectively. Rent paid to the stockholder for the years ended December 31, 2002 and 2001 and the three months ended March 31, 2003 and 2002 amounted to $48,529, $0, $66,847 (unaudited), and $0 (unaudited), respectively.

TMSF HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and March 31, 2003 (unaudited)

NOTE 8 – COMMITMENTS (Continued)

Mortgage Loan Purchase Agreements

     The Company maintains mortgage loan purchase agreements with various mortgage bankers. The Company is obligated to perform certain procedures in accordance with these agreements. The agreements provide for conditions, whereby the Company may be required to repurchase mortgage loans for various reasons, among which are either (a) a mortgage loan is originated in violation of the mortgage banker’s requirements, (b) the Company breaches any term of the agreements, and (c) an early payment default occurs from a mortgage originated by the Company.

     During the year ended December 31, 2002, the Company repurchased two loans with an aggregate balance of $848,203.

     The Company took title to one property in March 2002 and the other in May 2002 and recorded these properties as real estate owned. At December 31, 2002, both of the properties related to the purchased loans were sold, and a loss of $115,913 was recognized on the sale.

     During the years ended December 31, 2002 and 2001 and the three months ended March 31, 2003 and 2002, the Company recorded losses of $217,740, $222,663, $0 (unaudited), and $172,000 (unaudited), respectively, with regard to repurchased loans and the real estate owned, which are included in operating expenses on the accompanying statements of income.

NOTE 9 – STOCKHOLDERS’ EQUITY

Preferred Stock (OLD)

     During the year ended December 31, 3002, the Company issued 1,000 shares of Class C preferred stock for $1,000,000.

     During the year ended December 31, 2002, the Company redeemed 1,000 shares of Class A preferred stock for $275,000 in cash, 100 shares of Class B preferred stock for $217,800 in cash, and 2,000 shares of Class C preferred stock for $2,000,000 in notes payable. At December 31, 2002, all Class A, B, and C preferred stock had been redeemed.

TMSF HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and March 31, 2003 (unaudited)

NOTE 9 – STOCKHOLDER’S EQUITY (Continued)

Preferred Stock (RECAPITALIZED)

     The Company has 10,000,000, $0.001 par value, shares of preferred stock authorized for issuance. The preferred stock carries voting rights on all matters requiring stockholder approval.

Common Stock

     In November 2002, the Company sold 5,000,000 shares of common stock in connection with a private placement. The Company collected $1,000,000 in cash and exchanged $2,000,000 in notes payable in connection with this transaction.

Private Placement Offering of Common Stock

     During January 2003, the Company’s Board of Directors approved to raise additional equity capital through a private placement offering for the issuance and sale of up to 1,000,000 shares of common stock at $1.50 per share.

NOTE 10 – INCOME TAXES

     The following table presents the current and deferred income tax provision for (benefit from) federal and state income taxes for the years ended December 31, 2002 and 2001 and the three months ended March 31, 2003 and 2002:

	For the Year Ended		For the Three Months Ended
	December 31,		March 31,

	2002	2001	2003	2002

			(unaudited)	(unaudited)
Current
Federal	$(77,000)	$88,000	$529,000	$37,000
State	800	21,000	138,000	6,000

	(76,200)	109,000	667,000	43,000

Deferred
Federal	402,000	(57,000)	(164,000)	—
State	98,000	(12,000)	(33,000)	—

	500,000	(69,000)	(197,000)	—

Provision for (benefit from) income taxes	$423,800	$40,000	$470,000	$43,000

TMSF HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and March 31, 2003 (unaudited)

NOTE 10 – INCOME TAXES (Continued)

     At December 31, 2002 and March 31, 2003, components of net deferred tax assets (liabilities) in the accompanying balance sheet includes the following amounts of deferred tax liabilities:

	December 31, 2002	March 31, 2003

		(unaudited)
Deferred tax asset (liability)
Current
Expenses	$(600,000)	$(482,000)
Accounts and other payables and accrued expenses	37,000	81,000
Contribution carryover	19,000	19,000
State taxes	34,000	69,000
Net operating losses	10,000	10,000

Net deferred tax asset (liability)	$(500,000)	$(303,000)

     Income tax expense differs from the amounts computed by applying the United States federal income tax rate of 34% to income taxes as a result of the following for the years ended December 31, 2002 and 2001 and the three months ended March 31, 2003 and 2002:

	For the Year Ended		For the Three Months Ended
	December 31,		March 31,

	2002	2001	2003		2002

			(unaudited	)	(unaudited	)
Federal tax on pretax income at statutory rates	$344,000	$34,000	$399,000		$37,000
State tax, net of federal benefit	64,000	6,000	69,000		6,000
Net operating loss carryback	15,000	—	—		—
Other	800	—	2,000		—

Total	$423,800	$40,000	$470,000		$43,000

NOTE 11 – RELATED PARTY TRANSACTIONS

     During the years ended December 31, 2002 and 2001 and the three months ended March 31, 2003 and 2002, the Company paid $30,000, $50,000, $0 (unaudited), and $20,000 (unaudited), respectively, for consulting expenses to a company owned by a relative of the principal stockholder and $0 and $30,000, respectively, for marketing expenses to a company owned by a relative of the principal stockholder. In addition, during the years ended December 31, 2003 and 2002 and the three months ended March 31, 2003 and 2002, the Company paid consulting expenses of $35,000, $0, $0 (unaudited), and $0 (unaudited) to a director and $66,250, $0, $66,250 (unaudited), and $0 (unaudited) to the stockholder. The Company also leases its office facilities from the stockholder (see Note 8).

NOTE 12 – SUBSEQUENT EVENT (UNAUDITED)

     Subsequent to March 31, 2003, the Company secured an additional warehouse line of credit, which will allow the Company to borrow up to $50,000,000 for mortgage loans.

     On June 1, 2003, the Company entered into an agreement to borrow $2,000,000 in the form of a convertible subordinated promissory note. The Note bears interest at 15% payable monthly. The Note matures on May 31, 2006. All unpaid interest and principal is convertible into shares of common stock of the Company at the sole option of the holder at $0.70 per share of common stock. The holder is related to a stockholder of the Company.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24           Indemnification of Directors And Officers

     Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has sole discretion to indemnify our officers and other employees. We may limit the extent of such indemnification by individual contracts with our directors and executive officers, but have not done so. We are not, however, required to indemnify any director or executive officer in connection with any proceeding initiated by us and approved by a majority of our Board of Directors, that alleges (a) unlawful misappropriation of corporate assets, (b) disclosure of confidential information or (c) any other willful breach of such director or executive officer’s duty to us or our stockholders. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise.

     We also have directors’ and officers’ liability insurance.

Item 25            Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Registrant relating to the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$113
Printing and engraving expenses	5,000
Legal fees and expenses	50,000
Accounting fees and expenses	10,000
Transfer agent and registrar’s fees and expenses	2,000
Miscellaneous expenses	6,887

Total	$75,000

Item 26           Recent Sales of Unregistered Securities

     During the last three years, we have issued unregistered securities to the persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and we believe that each transaction was exempt from the registration requirements of the

Securities Act of 1933 by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder. All recipients had adequate access, through their relationships with us, to information about us.

     In October 2002, the Registrant issued a warrant for 163,635 shares of its common stock to Jenson Services, Inc. in conjunction with the reorganization pursuant to which The Mortgage Store Financial, Inc. became a wholly-owned subsidiary of the Registrant. The exercise price of the warrant was $0.05 per share and the term of the warrant was five years from the date of issuance. In February 2003, Jenson Services, Inc. exercised the warrant in full, and the aggregate proceeds upon the exercise of the warrant and issuance of the underlying shares of common stock was $8,182 in cash.

     In November 2002, the Registrant sold 5,000,000 shares of its common stock to private investors at a price per share of $0.60 as follows: (1) Massoud Yashouafar, 2,000,000 shares, (2) Solyman Yashouafar, 1,930,000 shares and (3) H. Joseph Nourmand, 1,070,000 shares. The aggregate offering price for the sale of the common stock was $3,000,000, which consisted of $2,000,000 principal amount of notes that were previously issued by the Registrant’s wholly-owned subsidiary, The Mortgage Store Financial, Inc., and $1,000,000 in cash.

     In June 2003, the Registrant issued a $2,000,000 convertible promissory note to Alliance Lending Group, which is a lending company owned by M. Aaron Yashouafar and Solyman Yashouafar. The conversion price of the note is $0.70 per share of common stock, and the term of the note is three years from the date of issuance.

Item 27           Exhibits and Financial Statement Schedules

(A)	Exhibits

Exhibit
Number	Description of Exhibit

2	Plan of Reorganization and Stock Exchange Agreement (incorporated by reference to Exhibit 2 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2002).

3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2002).

3.2	Certificate of Amendment of Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2002).

3.3	Bylaws of the Registrant (incorporated by reference to Exhibit 3.4 of the Registrant’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 6, 2002).

4.1	Specimen common stock Certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

4.2	Registration Rights Agreement dated November 29, 2002 among the Registrant and certain stockholders (incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

4.2(a)	List of Registrant’s stockholders who entered into Registration Rights Agreement referenced in Exhibit 4.2 with the Registrant (incorporated by reference to Exhibit 4.2(a) of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

4.3	Registration Rights Agreement dated December 6, 2002 between the Registrant and Raymond Eshaghian (incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

10.1	2003 Stock Option, Deferred Stock and Restricted Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

10.2	Lease Agreement dated August 31, 2002 between The Mortgage Store, a subsidiary of the Registrant, and Roosevelt Building (incorporated by reference to Exhibit 10.2 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

Exhibit
Number	Description of Exhibit

10.3	Consulting Services Agreement dated October 23, 2001 between The Mortgage Store, a subsidiary of the Registrant, and H. Wayne Snavely (incorporated by reference to Exhibit 10.3 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

21.1	Subsidiaries of Registrant (incorporated by reference to Exhibit 21.1 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

23.1	Consent of Singer Lewak Greenbaum And Goldstein

24.1†	Power of Attorney (included on signature page)

†     Previously filed.

(B)	Financial Statement Schedules

     All such schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 28           Undertakings

     The undersigned Registrant hereby undertakes to:

     (1)  For determining any liability under the Securities Act, treat the information omitted from this form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act of 1933 as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

     (2)  For determining any liability under the Securities Act of 1933, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in this registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

     The undersigned Registrant hereby undertakes with respect to the securities being offered and sold in this offering:

     (1)  To file, during any period in which it offers or sells securities, a post- effective amendment to this Registration Statement to:

          (a) Include any prospectus required by Section 10(a)(3) of the Securities Act;

          (b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

          (c) Include any additional or changed material information on the plan of distribution.

     (2)  For determining liability under the Securities Act of 1933, treat each post- effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3)  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by director, officer or controlling person relating to the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 11th day of June 2003.

TMSF HOLDINGS, INC.

By:	/S/ RAYMOND ESHAGHIAN

Raymond Eshaghian
Chairman of the Board and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 2 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/S/ RAYMOND ESHAGHIAN Raymond Eshaghian	Chairman of the Board, Chief Executive Officer and Secretary (Principal Executive Officer)	June 11, 2003

* Masoud Najand	Chief Financial Officer (Principal Financial and Accounting Officer)	June 11, 2003

* M. Aaron Yashouafar	Director	June 11, 2003

* H. Wayne Snavely	Director	June 11, 2003

*By: /S/ RAYMOND ESHAGHIAN Raymond Eshaghian, Attorney-in-fact

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibit
2	Plan of Reorganization and Stock Exchange Agreement (incorporated by reference to Exhibit 2 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2002).

3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2002).

3.2	Certificate of Amendment of Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2002).

3.3	Bylaws of the Registrant (incorporated by reference to Exhibit 3.4 of the Registrant’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 6, 2002).

4.1	Specimen common stock Certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

4.2	Registration Rights Agreement dated November 29, 2002 among the Registrant and certain stockholders (incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

4.2(a)	List of Registrant’s stockholders who entered into Registration Rights Agreement referenced in Exhibit 4.2 with the Registrant (incorporated by reference to Exhibit 4.2(a) of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

4.3	Registration Rights Agreement dated December 6, 2002 between the Registrant and Raymond Eshaghian (incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

10.1	2003 Stock Option, Deferred Stock and Restricted Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

10.2	Lease Agreement dated August 31, 2002 between The Mortgage Store, a subsidiary of the Registrant, and Roosevelt Building (incorporated by reference to Exhibit 10.2 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

10.3	Consulting Services Agreement dated October 23, 2001 between The Mortgage Store, a subsidiary of the Registrant, and H. Wayne Snavely (incorporated by reference to Exhibit 10.3 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

21.1	Subsidiaries of Registrant (incorporated by reference to Exhibit 21.1 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

23.1	Consent of Singer Lewak Greenbaum And Goldstein

24.1†	Power of Attorney (included on signature page)

†     previously filed.